    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 27, 1999

                                                     REGISTRATION NO. 333-
________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             REX STORES CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE
         (STATE OR OTHER JURISDICTION OF                                31-1095548
          INCORPORATION OR ORGANIZATION)                   (I.R.S. EMPLOYER IDENTIFICATION NO.)

                             REX STORES CORPORATION
                               2875 NEEDMORE ROAD
                               DAYTON, OHIO 45414
                                 (937) 276-3931
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                  STUART ROSE
                                    CHAIRMAN
                             REX STORES CORPORATION
                               2875 NEEDMORE ROAD
                               DAYTON, OHIO 45414
                                 (937) 276-3931
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              EDWARD M. KRESS, ESQ.                            JONATHAN A. SCHAFFZIN, ESQ.
              STEVEN R. WATTS, ESQ.                              CAHILL GORDON & REINDEL
         CHERNESKY, HEYMAN & KRESS P.L.L.                             80 PINE STREET
            1100 COURTHOUSE PLAZA S.W.                           NEW YORK, NEW YORK 10005
                DAYTON, OHIO 45402

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_______________
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE


                                                                        PROPOSED          PROPOSED
                                                                        MAXIMUM           MAXIMUM        AMOUNT OF
  TITLE OF EACH CLASS OF SECURITIES                 AMOUNT TO BE    OFFERING PRICE       AGGREGATE      REGISTRATION
         TO BE REGISTERED                            REGISTERED      PER SHARE(1)     OFFERING PRICE        FEE

Common Stock, $.01 par value..................      2,760,000(2)        $39.50        $109,020,000        $30,308

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the high and low prices reported on the New York Stock Exchange on August 25, 1999.
(2) Includes 360,000 shares subject to the underwriters' over-allotment option.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

________________________________________________________________________________

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED AUGUST 27, 1999

PROSPECTUS

                                2,400,000 SHARES
                                     [LOGO]

                             REX STORES CORPORATION
                                  COMMON STOCK
                            $             PER SHARE
                               ------------------

     REX Stores Corporation is selling 1,500,000 shares of its common stock and the selling stockholders named in this prospectus are selling 900,000 shares. REX will not receive any proceeds from the sale of the shares by the selling stockholders. The underwriters named in this prospectus have the option to purchase up to 360,000 additional shares of common stock from REX and the selling stockholders, on a pro rata basis, to cover over-allotments.

     Our common stock is listed on the New York Stock Exchange under the symbol 'RSC'. The last reported sale price of the common stock on the New York Stock Exchange on August 26, 1999 was $42.375 per share.

                               ------------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE 'RISK FACTORS' BEGINNING ON PAGE 7.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                               PER SHARE        TOTAL
                                                              ------------   ------------
Public Offering Price.......................................  $              $
Underwriting Discount.......................................  $              $
Proceeds to REX (before expenses)...........................  $              $
Proceeds to the Selling Stockholders (before expenses)......  $              $

     The underwriters are offering the shares subject to various conditions. The
underwriters expect to deliver the shares to purchasers on or about           ,
1999.

                               ------------------

SALOMON SMITH BARNEY
             CREDIT SUISSE FIRST BOSTON
                           GERARD KLAUER MATTISON & CO., INC.
                                         ING BARINGS
                                                  MORGAN KEEGAN & COMPANY, INC.

               , 1999

                               INSIDE FRONT COVER

     Photograph of store exterior showing entrance and parking lot.

                                    GATEFOLD

     Photograph of store interior showing salesperson demonstrating camcorder.

     Photograph of store interior showing customers viewing appliances.

     Photograph of store interior showing televisions.

     Photograph of store interior showing customers viewing big screen televisions.

     Photograph of store interior showing digital satellite systems.


                                       [REX LOGO]

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS.

                               ------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................     3
Risk Factors................................................     7
Use of Proceeds.............................................    12
Capitalization..............................................    13
Selected Consolidated Financial Data........................    14
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    15
Business....................................................    23
Management..................................................    32
Principal and Selling Stockholders..........................    34
Description of Capital Stock................................    36
Underwriting................................................    37
Legal Matters...............................................    38
Experts.....................................................    38
Where You Can Find More Information.........................    39
Index to Consolidated Financial Statements..................   F-1

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We use words such as 'may,' 'believe,' 'estimate,' 'plan,' 'expect,' 'intend,' 'anticipate' and similar expressions to identify forward-looking statements. These forward-looking statements involve risks and uncertainties. Factors that could cause our actual results to differ materially from those in the forward-looking statements are described in the 'Risk Factors,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business' sections and elsewhere in this prospectus.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the 'Risk Factors' section and the consolidated financial statements and notes to those statements.

     Please also note that, except as otherwise indicated:

      in this prospectus, 'REX,' 'we,' 'our' and 'us' refer to REX Stores Corporation and its subsidiaries;

      all information in this prospectus assumes no exercise of the underwriters' over-allotment option; and

      all references in this prospectus to a particular fiscal year are to REX's fiscal year ended January 31. For example, 'fiscal 1999' means the period from February 1, 1998 to January 31, 1999.

OUR COMPANY

     We are a leading specialty retailer in the consumer electronics/appliance industry, serving over 200 small to medium-sized towns and communities. By offering a broad selection of brand name products at guaranteed lowest prices, we believe we have become a leading consumer electronics/appliance retailer in our markets. Based on our 20 year operating history, we believe that these small to medium-sized markets with populations ranging from 20,000 to 300,000 present an opportunity to profitably operate and expand our store base. For our fiscal year ended January 31, 1999, we reported sales, income from operations and net income of $416.7 million, $20.2 million and $11.2 million, respectively. For the first six months of fiscal 2000, we reported increases in sales, income from operations, net income and comparable store sales of 14.6%, 43.3%, 138.1% and 13.1%, respectively, over the prior year's comparable period.

     We operate 226 stores in 35 states under the trade name 'REX.' Currently, 148 of our stores are located in free-standing buildings, with the balance situated in strip shopping centers and regional malls. Our stores have, on average, approximately 7,600 square feet of selling space and approximately 3,300 square feet of storage. We design our stores to provide cost and space efficiencies and an inviting and pleasant shopping environment for our customers. All of our store employees, including our store managers, sell products, unload trucks, stock merchandise and process sales, which helps minimize employee count and overhead within each store. Most stores are staffed with between three and six employees. Virtually all of our existing stores are profitable on a store operating basis. In addition, a substantial majority of our new stores are profitable on a store operating basis upon completion of their first holiday selling season.

     We carry a broad selection of brand name products within selected major product categories, including big screen and standard-sized televisions, video and audio equipment, camcorders and major household appliances. In particular, we emphasize our television and video products, which together represented 53% of our fiscal 1999 sales. We believe this emphasis positions us to benefit from growing consumer demand for digital video products including DVD players, digital camcorders and high definition television. We do not carry and do not plan to carry computers, computer software or pre-recorded music. We sell approximately 1,000 products produced by approximately 50 manufacturers, and frequently purchase large quantities of products on an opportunistic basis at favorable prices. We believe this buying strategy makes us a unique and attractive customer for manufacturers seeking to sell canceled orders or excess inventory and has enabled us to develop strong relationships with vendors. We support our merchandising strategy with extensive newspaper advertising in each of our local markets. In addition, we maintain a knowledgeable sales force trained to sell all of our products with a strong emphasis on customer service.

OUR INDUSTRY

     Growth in the consumer electronics market has been driven by the introduction of new products and technological advancements. Industry growth accelerated during 1998, resulting from the introduction of products that incorporate digital technology, including Digital Versatile Disc (DVD) players and digital camcorders, both of which reached significant volume levels in 1998. These are the most significant new product introductions since VCRs and CD players. The most anticipated new products are digital and high definition television sets and related converter boxes. In some cases, sales of new products in smaller markets lag behind sales in larger metropolitan markets. For example, DVD player sales in small markets were limited until DVD rentals became readily available in those markets. Thus, we are only now beginning to benefit from the introduction and demand for these products.

     Digital products offer significant advantages over their analog counterparts that include increased clarity and quality of video and audio, durability of recordings and compatibility with computers. Due to these advantages, we expect the digital revolution in the consumer electronics industry to drive growth in the coming years as consumers replace their existing analog based consumer electronics products with digital products.

OUR BUSINESS STRATEGY

     Our objective is to be the leading consumer electronics/appliance retailer in each of our markets. The key elements of our business strategy include:

     FOCUSING ON SMALL MARKETS. We traditionally have concentrated our stores in markets with populations of 20,000 to 300,000. We are currently focusing most of our new store openings in markets with populations under 75,000. We have a history of operating profitably in these markets, and we believe they are underserved by our competitors.

     MAINTAINING GUARANTEED LOWEST PRICES. We guarantee the lowest price on our products through a policy of refunding 125% of the difference between our price and a competitor's price on the same item.

     OFFERING A BROAD SELECTION OF BRAND NAME PRODUCTS. We offer a broad selection of brand name products within key product categories. We carry most major brands of consumer electronics and appliances, having recently added Sony and Maytag products.

     CAPITALIZING ON OUR OPPORTUNISTIC BUYING. We frequently purchase large quantities of products directly from manufacturers on an opportunistic basis at favorable prices. We believe this buying strategy makes us a unique and attractive customer for manufacturers seeking to sell canceled orders or excess inventory and enables us to develop strong relationships and extended trade credit support with vendors.

     STRIVING TO BE THE LOW COST OPERATOR IN OUR MARKETS. Our current prototype store is 12,000 square feet and provides us with cost and space efficiencies. Our market selection criteria and operating philosophy allow us to minimize both occupancy and labor costs.

     LEVERAGING OUR STRONG OPERATIONAL CONTROLS. Our information systems and point-of-sale computer systems, which are installed in every store, allow management to monitor our merchandising programs, sales, employee productivity and in-store inventory levels on a daily basis. We believe our current information systems and distribution infrastructure can support 100 to 150 new stores without significant additional capital expenditures.

OUR GROWTH STRATEGY

     The key elements of our growth strategy include:

     EXPANDING OUR STORE BASE. We have identified between 500 and 600 potential markets that meet our site selection criteria. We plan to open 10 to 15 stores in fiscal 2000. We plan to accelerate our store expansion program by opening approximately 30 to 35 new stores in fiscal 2001 and approximately 35 to 40 new stores in fiscal 2002.

     INCREASING OUR SAME STORE SALES. We plan to increase our same store sales by:

      implementing new merchandising initiatives, including the recent introduction of Sony and Maytag products;

      offering new products and product categories including DVD players, digital camcorders, high definition television and cellular telephones and subscriptions; and

      increasing usage of local television and radio advertising to supplement our newspaper advertising.

     EXPANDING OUR E-COMMERCE INITIATIVE. We plan to profitably expand our online retailing initiatives which include selling selected merchandise through third-party auction sites, including Amazon.com Auctions, eBay and Yahoo! and on our own Internet Web site at www.rexstores.com.

RISK FACTORS

     We operate in a highly competitive industry. Our business strategy and growth strategy are subject to risks which are described under 'Risk Factors.' The following are among the risks which may adversely affect our future financial performance:

      significant competition from other retailers who have greater financial resources;

      inability to fully execute our new store expansion or profitably operate new stores;

      a decline in economic conditions; and

      lack of new products or consumer acceptance of new products.

OUR COMPANY INFORMATION

     Our principal offices are located at 2875 Needmore Road, Dayton, Ohio 45414. Our telephone number is (937) 276-3931.

THE OFFERING

Common stock offered by REX.............................  1,500,000 shares
Common stock offered by the selling stockholders........  900,000 shares
     Total..............................................  2,400,000 shares
Common stock to be outstanding after the offering.......  9,156,382 shares

Use of proceeds.........................................  We intend to use the net proceeds from this offering to repay a portion of
                                                            our long-term mortgage debt, to fund
                                                            new store expansion and for other
                                                            general corporate purposes.
Dividend policy.........................................  We have not paid cash dividends in prior years and we do not anticipate
                                                            paying any cash dividends in the
                                                            foreseeable future.
NYSE symbol.............................................  RSC

     The number of shares of common stock to be outstanding excludes 2,703,517 shares issuable upon exercise of options outstanding as of August 26, 1999 with a weighted average exercise price of $12.58 per share, after deducting 3,855 shares to be sold in this offering which will be issued upon exercise of options by a selling stockholder.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table contains our summary consolidated financial data which you should read together with our consolidated financial statements and related notes, 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and other information included in or incorporated by reference in this prospectus. The 'As Adjusted' numbers in the table below reflect:

      the sale of the 1,500,000 shares of common stock offered by us at an assumed public offering price of $42.375 per share, the closing price on August 26, 1999;

      the receipt and use of the net proceeds as described under 'Use of Proceeds;' and the issuance of 3,855 shares of common stock upon exercise of stock options by a selling stockholder.

                                                                                      SIX MONTHS ENDED
                                       FISCAL YEAR ENDED JANUARY 31,                      JULY 31,
                            ----------------------------------------------------   ----------------------
                              1995       1996       1997       1998       1999       1998        1999
                              ----       ----       ----       ----       ----       ----        ----
                                                                                        (UNAUDITED)
                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SELECTED OPERATING DATA)
INCOME STATEMENT DATA:
Net sales.................  $382,775   $442,217   $427,378   $411,005   $416,673   $180,410    $206,795
Cost of merchandise
  sold....................   286,073    327,636    317,767    297,757    302,894    130,384     149,483
                            --------   --------   --------   --------   --------   --------    --------
Gross profit..............    96,702    114,581    109,611    113,248    113,779     50,026      57,312
Selling, general and
  administrative
  expenses................    74,216     85,981     91,905     94,055     93,578     43,034      47,294
                            --------   --------   --------   --------   --------   --------    --------
Income from operations....    22,486     28,600     17,706     19,193     20,201      6,992      10,018
Net income................    12,596     14,573      7,362      7,412     11,195      2,598       6,185
Basic net income per
  share...................  $   1.48   $   1.62   $   0.82   $   0.94   $   1.51   $   0.34    $   0.83
Diluted net income per
  share...................  $   1.40   $   1.56   $   0.80   $   0.91   $   1.43   $   0.32    $   0.76
Weighted average number of
  common shares
  outstanding.............     8,528      8,970      8,948      7,919      7,427      7,670       7,480
Weighted average number of
  common and common
  equivalent shares
  outstanding.............     9,014      9,365      9,219      8,178      7,833      8,034       8,122
SELECTED OPERATING DATA:
Number of stores open at
  beginning of period.....       132        165        199        222        222        222         228
Stores opened.............        33         34         35          8         12          2           1
Stores closed.............         0          0         12          8          6          4           3
Number of stores open at
  end of period...........       165        199        222        222        228        220         226
Comparable store sales....       5.5%      (5.4)%    (17.5)%    (10.5)%     (0.1)%     (0.2)%      13.1%
Capital expenditures......  $ 28,101   $ 23,080   $ 23,448   $  8,015   $ 12,736   $  4,175    $  5,869

                                                                AS OF JULY 31, 1999
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                                ------     -----------
                                                                    (UNAUDITED)
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................  $   82,854    $115,085
Total assets................................................     284,608     315,066
Long-term debt..............................................      58,708      32,374
Shareholders' equity........................................     116,517     175,080

                                  RISK FACTORS

     You should carefully consider the risk factors described below as well as the other information in this prospectus before making an investment in our common stock.

WE FACE SIGNIFICANT COMPETITION FROM OTHER RETAILERS MANY OF WHOM HAVE GREATER FINANCIAL RESOURCES THAN US.

     We face significant competition from a diverse group of retailers. Our competitors include national and regional large format merchandisers and superstores such as Best Buy Co., Inc. and Circuit City Stores, Inc., other specialty electronics retailers including RadioShack, the retail operating format of Tandy Corporation, department and discount stores such as Sears, Roebuck and Co., Wal-Mart Stores, Inc. and Montgomery Ward Holding Corp., furniture stores, warehouse clubs and home improvement retailers. In addition, we compete with small chains and specialty single-store operators in some markets, as well as Sears' dealer-operated units. We also face additional competition from Internet and store-based retailers who sell consumer electronics and home appliance products online. Some of our competitors have greater financial resources than us, which may increase their ability to purchase inventory at a lower cost, better withstand economic downturns or engage in aggressive price competition.

     We expect competition within the consumer electronics/appliance retailing industry to increase. National merchandisers are expanding their geographic markets and entering markets traditionally served by us. In the event that competitors enter markets we serve, we may experience pricing pressures, reduced gross margins and declines in same store sales.

WE MAY BE UNABLE TO FULLY EXECUTE OUR NEW STORE EXPANSION PLAN AND CANNOT ASSURE YOU THAT OUR NEWLY OPENED STORES WILL BE PROFITABLE.

     Our success depends, in part, on our ability to open and operate new stores profitably. Several factors could affect achievement of our planned store expansion or could adversely impact new store sales and profitability. These factors include:

      identifying new geographic markets in which we can successfully compete;

      identifying and acquiring or leasing suitable new store sites at an acceptable cost;

      obtaining governmental and other third-party consents, permits and licenses needed to operate new stores;

      securing favorable economic terms for newspaper, television and radio advertising;

      hiring, promoting and training qualified personnel, including new store managers;

      integrating new stores into our existing operations;

      adapting our existing information systems and distribution infrastructure to our growing number of stores; and

      having adequate financial resources available to us.

     Although we believe that we have the management, operational and information systems, distribution infrastructure and other resources required to implement our store expansion goals, we may not be able to execute our new store expansion within the expected time frame, if at all. To meet our store expansion goals over the next three years, we may need to expend significant effort and additional managerial and financial resources to ensure the continuing adequacy of our financial controls, operating procedures, information systems, product purchasing and distribution systems and employee training programs.

A DECLINE IN ECONOMIC CONDITIONS COULD LEAD TO REDUCED CONSUMER DEMAND FOR THE PRODUCTS WE SELL.

     Demand for consumer electronics and home appliance products is dependent upon various economic factors outside of our control. These factors include:

      general economic conditions;

      consumer confidence;

      consumer spending patterns and preferences; and

      new housing starts.

     A slowdown in the national or regional economies or an uncertain economic outlook could adversely affect discretionary consumer spending habits and negatively impact our sales and operating results.

IF NEW PRODUCTS ARE NOT INTRODUCED OR CONSUMERS DO NOT ACCEPT NEW PRODUCTS OUR SALES MAY DECLINE.

     We rely upon the periodic introduction of new products to help stimulate consumer demand. The lack of new products could reduce consumer interest and lower our sales.

     In addition, many products which incorporate the newest technologies, such as DVD players and high definition television, are subject to technological and pricing limitations and may not achieve widespread or rapid consumer acceptance in the markets we serve. If these new products do not meet with widespread or rapid market acceptance, our results of operations may be impaired.

     Furthermore, the introduction or expected introduction of new products may depress sales of existing products and technologies.

IF WE DO NOT ADEQUATELY ANTICIPATE AND RESPOND TO CHANGING CONSUMER DEMAND AND PREFERENCES OUR RESULTS OF OPERATIONS MAY BE IMPAIRED.

     Our success depends, in part, on our ability to anticipate and respond in a timely manner to changing consumer demand and preferences regarding consumer electronics and home appliances. Our failure to adequately anticipate and respond to these changes could have a material adverse effect on our business, results of operations and financial condition either from lost sales or lower margins due to the need to mark down excess inventory.

OUR OPPORTUNISTIC PRODUCT BUYING STRATEGY COULD NEGATIVELY IMPACT OUR SALES AND GROSS MARGINS.

     We frequently purchase large quantities of merchandise on an opportunistic or when-available basis at favorable prices. Our inability to find suitable opportunistic product buying opportunities could negatively impact our sales and gross margins.

     Products purchased on an opportunistic basis generally are held in inventory longer than our other products. This can result in increased inventory levels and lower inventory turnover, which increase our working capital requirements and inventory carrying costs. Increased inventory levels and lower turnover rates also increase the risk of inventory mark-downs.

THE LOSS OF TAX CREDITS RESULTING FROM OUR INVESTMENT IN SYNTHETIC FUEL LIMITED PARTNERSHIPS COULD SIGNIFICANTLY INCREASE OUR EFFECTIVE TAX RATE AND REDUCE OUR NET INCOME.

     Our net income for fiscal 1999 and the first six months of fiscal 2000 was positively impacted by our equity investment in two limited partnerships which produce solid synthetic fuels from four facilities. As a result of our share of the federal income tax credits earned by the partnerships under Section 29 of the Internal Revenue Code, our effective tax rate for fiscal 1999 and the first six months of fiscal 2000 was reduced to 26.3% and 25.0%, respectively, versus 39.5% for the comparable periods in the prior year. Loss of these tax credits could significantly increase our effective tax rate and reduce our net income.

     The limited partnerships earn tax credits based upon the tonnage and content of solid synthetic fuel sold to unrelated parties. As production and sales levels change, so will the amount of tax credits available to us. This could result in fluctuations in our effective tax rate and net income.

THE LOSS OF THE SERVICES OF OUR CHIEF EXECUTIVE OFFICER, OUR PRESIDENT OR OUR OTHER KEY EMPLOYEES COULD JEOPARDIZE OUR ABILITY TO MAINTAIN OUR COMPETITIVE POSITION.

     We believe that our success depends on the continued service of our key executive management personnel. Loss of the services of Stuart Rose, our Chairman and Chief Executive Officer, Lawrence Tomchin, our President and Chief Operating Officer, or other key employees could jeopardize our ability to maintain our competitive position in the industry. We have entered into employment agreements with Mr. Rose and Mr. Tomchin which run through December 31, 2002, but we do not have employment agreements with any other members of our executive management team.

FLUCTUATIONS IN OUR COMPARABLE STORE SALES MAY CAUSE THE PRICE OF OUR COMMON STOCK TO FLUCTUATE SUBSTANTIALLY.

     A number of factors have historically affected and will continue to affect our comparable store sales, including the following:

      competition;

      national and regional economic conditions;

      consumer trends;

      new product introductions;

      weather conditions which can impact store traffic as well as sales of seasonal products such as air conditioners;

      changes in our product mix;

      duration of the holiday selling season; and

      timing of promotional events.

     Comparable store sales are often followed closely by the investment community and significant fluctuations in these results could cause the price of our common stock to fluctuate substantially.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO SEASONALITY.

     Our business is seasonal. Our net sales and net income historically have been highest in our fourth fiscal quarter, which includes the Christmas selling season. The fourth quarter accounted for approximately 35% of our net sales, 50% of our income from operations and over 65% of our net income in fiscal 1998 and 1999. Our annual financial results would be adversely impacted if our sales were to fall substantially below what we normally expect during this period.

WE DEPEND ON OUR SUPPLIERS FOR PRODUCTS AND OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE DO NOT MAINTAIN RELATIONSHIPS WITH OUR KEY VENDORS.

     Our success depends to a significant degree upon our suppliers of consumer electronics and home appliance products. We do not have any long-term supply agreements or exclusive arrangements with vendors. We typically order merchandise by issuing individual purchase orders to vendors. We rely significantly on a few suppliers. Our six largest suppliers accounted for approximately 55% of our purchases during fiscal 1999. The loss of any of these key vendors, our failure to establish and maintain relationships with our vendors, or any prolonged disruptions in product supply, could have a material adverse impact on our business.

WE MAY INCUR HIGHER COSTS OR DECREASED SALES AND GROSS MARGINS BECAUSE WE PURCHASE IMPORTED PRODUCTS.

     A significant portion of our inventory is manufactured outside the United States. Changes in trade regulations, currency fluctuations or other factors may increase the cost of items manufactured outside the United States or create shortages of those items. We purchase all of our products in U.S. dollars. Significant reductions in the cost of such items in U.S. dollars may cause a significant reduction in retail price levels of those products, which could adversely effect our sales and gross margins.

OUR MANAGEMENT, INCLUDING OUR PRINCIPAL SHAREHOLDER, OWNS A SIGNIFICANT PORTION OF OUR COMMON STOCK AND WILL BE ABLE TO EXERCISE SIGNIFICANT INFLUENCE OVER OUR AFFAIRS.

     After this offering, Stuart Rose, our Chairman and Chief Executive Officer, will own approximately 10.7% of our outstanding common stock and will hold options to acquire an additional 1,317,513 shares. In addition, our directors and executive officers as a group will own approximately 13.4% of our common stock after this offering and will hold options to acquire an additional 2,023,505 shares. As a result of this share ownership, our management, and in particular Mr. Rose, will be able to exert significant influence on corporate action requiring shareholder approval, including the election of directors. This share ownership could delay or prevent a change in control. It could also prevent our shareholders from realizing a premium over the market price for their common stock or effecting a change in management.

WE DO NOT ANTICIPATE PAYING CASH DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE.

     We have not paid cash dividends on our common stock in prior years. We currently intend to retain all of our earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Our revolving credit agreement limits and potentially prohibits the payment of dividends. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources' for a description of the revolving credit agreement.

SIGNIFICANT PROBLEMS RELATING TO THE YEAR 2000 ISSUE COULD ADVERSELY AFFECT OUR BUSINESS.

     Certain software and hardware systems are time sensitive. Older time-sensitive systems often use a two digit dating convention ('00' rather than '2000') that could result in system failure and disruption of operations as the year 2000 approaches. This is referred to as the Year 2000 issue. The Year 2000 issue will impact us, our suppliers, customers and other third parties that transact business with us.

     In the event that our Year 2000 remediation efforts and those of third parties fail, we could experience the following:

      we could experience significant volumes of product returns due to widespread product failures;

      we could lose communications links with some stores;

      some stores could close due to loss of electric power;

      store security systems may not operate; and

      individual stores may be unable to process transactions or engage in normal business activity.

     Any large-scale national or regional failure, if not quickly remedied, could have a material adverse effect on our business, results of operations and financial condition.

     We have contacted our significant suppliers to determine the Year 2000 functionality of their products and minimize any disruptions to our business. However, we cannot assure you that our vendors will be Year 2000 compliant. Any significant disruption in our supply of goods could have a material adverse effect on our business, results of operations and financial condition.

     We believe our vendors are responsible for the Year 2000 functionality of the products they supply to us for resale. However, if we are required to handle product returns or repairs with respect to those failures on a large-scale basis, it could have a material adverse effect on our business, results of operations and financial condition.

THE SUBSTANTIAL NUMBER OF SHARES THAT ARE ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING MAY ADVERSELY AFFECT OUR STOCK PRICE.

     After this offering, there will be 9,156,382 shares of our common stock outstanding. Of these outstanding shares, all 2,400,000 shares sold in this offering and 5,651,371 shares currently outstanding will be freely tradable without restriction or registration under the Securities Act. The remaining 1,105,011 shares are currently eligible for public sale under Rule 144 of the Securities Act.

     As of August 26, 1999, 2,707,372 shares of common stock were issuable pursuant to options granted under our stock option plans. Of these option shares, 1,386,510 shares are currently exercisable. All shares issuable under our stock option plans have been registered under the Securities Act.

     Sales of substantial amounts of common stock in the public market, including shares issued upon the exercise of stock options, or the perception that such sales could occur, could adversely impact the market price for our common stock.

     The selling stockholders have agreed not to sell any shares for 270 days after the date of this prospectus, without the prior written consent of Salomon Smith Barney Inc. on behalf of the underwriters. We have agreed to a 90 day lock-up period.

OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY AFTER THIS OFFERING AND YOU COULD LOSE A SIGNIFICANT PART OF YOUR INVESTMENT AS A RESULT.

     The trading price of our common stock has been volatile and is likely to continue to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors. The stock market has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. The trading prices of many companies' stock, including our stock, are at or near historical highs. These trading prices may not be sustained. Broad market factors may have a material adverse effect on our stock price, regardless of our actual operating performance. Investors may not be able to resell their REX common stock at or above the public offering price due to the possible volatility of our common stock after this offering.

                                USE OF PROCEEDS

     The net proceeds from the sale of the 1,500,000 shares of common stock offered by us are estimated to be approximately $59.4 million, based on an assumed public offering price of $42.375 per share, the closing price on August 26, 1999, and after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, the net proceeds to us are estimated to be approximately $68.3 million. We will not receive any of the net proceeds from the sale of common stock by the selling stockholders, but we will receive $40,000 from the exercise of options by a selling stockholder.

     We currently intend to use approximately $28.5 million of the net proceeds to repay a portion of our long-term mortgage debt, which includes approximately $0.7 million of associated prepayment penalties. This mortgage debt bears interest rates ranging from 8.6% to 10.0%, with maturities from May 1, 2001 to February 1, 2012, and was incurred to purchase existing store locations. We may change the amount of mortgage debt that we repay based on prevailing interest rates at the time of the offering. The balance of the net proceeds will be used to fund new store expansion and for other general corporate purposes, including seasonal working capital and reducing outstanding borrowings under our revolving credit agreement. The revolving credit agreement bears interest at prime or LIBOR plus 1.875% and expires on July 31, 2000.

     Pending such uses, other than the repayment of mortgage debt, we intend to invest the net proceeds in short-term, investment grade, interest-bearing securities.

                                 CAPITALIZATION

     The following table sets forth the unaudited capitalization of REX at July 31, 1999 on an actual basis, and as adjusted to give effect to the sale of 1,500,000 shares of common stock offered by us at an assumed public offering price of $42.375 per share, the closing price on August 26, 1999, and after:

      deducting the underwriting discount and estimated offering expenses payable by us;

      applying the net proceeds as described under 'Use of Proceeds;' and recognizing an $880,000 net of tax extraordinary loss, consisting primarily of the write-off of deferred loan acquisition costs and prepayment penalties, associated with the repayment of long-term mortgage debt.

                                                               AS OF JULY 31, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                               ------    -----------
                                                                  (IN THOUSANDS)
Short-term debt, including current portion of long-term       $  3,203    $  1,723
  debt......................................................
                                                              --------    --------
                                                              --------    --------
Long-term debt, less current maturities.....................  $ 58,708    $ 32,374
Shareholders' equity:
     Common stock, $.01 par value; 45,000,000 shares
      authorized; 7,650,477 shares issued and outstanding;
      9,154,332 shares as adjusted..........................        99         114
     Paid-in capital........................................    57,226     116,654
     Retained earnings......................................    81,555      80,675
     Treasury stock, 2,284,269 shares.......................   (22,363)    (22,363)
                                                              --------    --------
          Total shareholders' equity........................   116,517     175,080
                                                              --------    --------
               Total capitalization.........................  $178,428    $209,177
                                                              --------    --------
                                                              --------    --------

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected historical financial and operating data for the periods indicated. The Income Statement Data and Balance Sheet Data for and as of each of the fiscal years ended January 31, 1995, 1996, 1997, 1998 and 1999 have been derived from our consolidated financial statements audited by Arthur Andersen LLP, independent public accountants. The Selected Operating Data for and as of the periods indicated were derived or computed from our business and accounting records. The Income Statement Data and Balance Sheet Data for and as of the six months ended July 31, 1998 and 1999 have been derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include, in the opinion of management, all adjustments necessary for a fair presentation of the information presented. The information below should be read together with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and our consolidated financial statements and related notes contained elsewhere in this prospectus.

                                                                                                              SIX MONTHS ENDED
                                                               FISCAL YEAR ENDED JANUARY 31,                      JULY 31,
                                                    ----------------------------------------------------   ----------------------
                                                      1995       1996       1997       1998       1999       1998        1999
                                                      ----       ----       ----       ----       ----       ----        ----
                                                                                                                (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SELECTED OPERATING DATA)
INCOME STATEMENT DATA:
Net sales.........................................  $382,775   $442,217   $427,378   $411,005   $416,673   $180,410    $206,795
Cost of merchandise sold..........................   286,073    327,636    317,767    297,757    302,894    130,384     149,483
                                                    --------   --------   --------   --------   --------   --------    --------
Gross profit......................................    96,702    114,581    109,611    113,248    113,779     50,026      57,312
Selling, general and administrative expenses......    74,216     85,981     91,905     94,055     93,578     43,034      47,294
                                                    --------   --------   --------   --------   --------   --------    --------
Income from operations............................    22,486     28,600     17,706     19,193     20,201      6,992      10,018
Investment income.................................       229        182         85        202        347        223         190
Interest expense..................................    (1,899)    (4,707)    (5,624)    (7,143)    (6,448)    (2,918)     (2,756)
Gain on sale of real estate.......................     --         --         --         --         2,410      --         --
Income (equity in losses) from limited
  partnerships....................................     --         --         --         --        (1,312)     --            796
                                                    --------   --------   --------   --------   --------   --------    --------
Income before provision for income taxes..........    20,816     24,075     12,167     12,252     15,198      4,297       8,248
Provision for income taxes........................     8,220      9,502      4,805      4,840      4,003      1,699       2,063
                                                    --------   --------   --------   --------   --------   --------    --------
Net income........................................  $ 12,596   $ 14,573   $  7,362   $  7,412   $ 11,195   $  2,598    $  6,185
                                                    --------   --------   --------   --------   --------   --------    --------
                                                    --------   --------   --------   --------   --------   --------    --------
Basic net income per share........................  $   1.48   $   1.62   $   0.82   $   0.94   $   1.51   $   0.34    $   0.83
                                                    --------   --------   --------   --------   --------   --------    --------
                                                    --------   --------   --------   --------   --------   --------    --------
Diluted net income per share......................  $   1.40   $   1.56   $   0.80   $   0.91   $   1.43   $   0.32    $   0.76
                                                    --------   --------   --------   --------   --------   --------    --------
                                                    --------   --------   --------   --------   --------   --------    --------
Weighted average number of common shares
  outstanding.....................................     8,528      8,970      8,948      7,919      7,427      7,670       7,480
Weighted average number of common and common
  equivalent shares outstanding...................     9,014      9,365      9,219      8,178      7,833      8,034       8,122

SELECTED OPERATING DATA:
Number of stores open at beginning of period......       132        165        199        222        222        222         228
Stores opened.....................................        33         34         35          8         12          2           1
Stores closed.....................................         0          0         12          8          6          4           3
Number of stores open at end of period............       165        199        222        222        228        220         226
Comparable store sales............................       5.5%      (5.4)%    (17.5)%    (10.5)%     (0.1)%     (0.2)%      13.1%
Capital expenditures..............................  $ 28,101   $ 23,080   $ 23,448   $  8,015   $ 12,736   $  4,175    $  5,869

                                                                     AS OF JANUARY 31,                          AS OF JULY 31,
                                                 ----------------------------------------------------------   -------------------
                                                   1995       1996       1997          1998          1999       1998       1999
                                                   ----       ----       ----          ----          ----       ----       ----
                                                                                  (IN THOUSANDS)                  (UNAUDITED)
BALANCE SHEET DATA:
Working capital................................  $ 78,697   $ 80,016   $ 80,151      $ 77,250      $ 77,360   $ 78,887   $ 82,854
Total assets...................................   192,616    234,599    248,034       260,530       268,282    260,530    284,608
Long-term debt.................................    25,595     32,590     51,102        52,661        55,478     52,661     58,708
Shareholders' equity...........................    89,394    102,346    102,720       105,782       110,210    105,782    116,517

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We are a leading specialty retailer in the consumer electronics/appliance industry. Since acquiring our first four stores in 1980, we have expanded into a national chain operating 226 stores in 35 states under the 'REX' trade name. By offering a broad selection of brand name products at guaranteed lowest prices, we believe we have become a leading consumer electronics/appliance retailer in our markets. Based on our 20 year operating history, we believe that these small to medium-sized markets with populations ranging from 20,000 to 300,000 present an opportunity to profitably operate and expand our store base.

     Our comparable store sales declined 17.5%, 10.5% and 0.1% in fiscal 1997, 1998 and 1999, respectively. Negative comparable store sales in fiscal 1997 and 1998 were primarily driven by increased competitor openings in our markets with populations over 150,000, a lack of new product introductions within the industry and our decision to discontinue selling personal computers in fiscal 1998. Comparable store sales increased 11.9% and 14.2% for the first two quarters of fiscal 2000, respectively. The increases in comparable store sales that have occurred in fiscal 2000 have been primarily driven by increased air conditioner sales resulting from warm weather conditions, particularly in the second quarter, and the increased usage of local television and radio advertising in selected markets. We consider a store to be comparable after it has been open six full fiscal quarters. Comparable store sales comparisons do not include sales of extended service contracts.

     During fiscal 1997, 1998 and 1999, we opened 35, 8 and 12 stores, and closed 12, 8 and 6 stores, respectively. During fiscal 2000 we plan to open 10 to 15 stores. We are accelerating our planned store openings for fiscal 2001 and 2002, with 30 to 35 new store openings planned in fiscal 2001 and 35 to 40 in fiscal 2002. In March 1998, we opened a third distribution center in Cheyenne, Wyoming, that will allow us to further expand in the western part of the United States. Future store openings are expected to occur in our existing geographical markets and selected new states. We are currently focusing most of our new store openings in markets with populations under 75,000, which generally are underserved by our competitors.

EXTENDED SERVICE CONTRACTS

     Our extended service contract revenues, net of sales commissions, are deferred and amortized on a straight-line basis over the life of the contracts after the expiration of applicable manufacturers' warranty periods. Terms of coverage, including the manufacturers' warranty periods, are usually for periods of 12 to 60 months. Extended service contract revenues represented 2.9%, 3.5% and 3.7% of net sales for fiscal 1997, 1998 and 1999, respectively. Service contract costs are charged to operations as incurred. Gross profit realized from extended service contract revenues was $9.6 million, $11.0 million and $10.3 million in fiscal 1997, 1998 and 1999, respectively.

INVESTMENT IN LIMITED PARTNERSHIPS

     In fiscal 1999, we invested $3.2 million in two limited partnerships which own four facilities producing synthetic fuel from coal fines. The partnerships earn federal income tax credits under Section 29 of the Internal Revenue Code based on the tonnage and content of solid synthetic fuel sold to unrelated parties. Our share of the credits generated may be used to reduce our federal income tax liability down to the alternative minimum tax (AMT) rate. Unused
Section 29 credits convert to AMT credits and may be carried forward. Under current law, credits under Section 29 are available for qualified fuels sold before January 1, 2008.

     We initially held a 30% interest in one partnership and an 18.75% interest in the other. Effective February 1, 1999, we sold a portion of our interest in one partnership, reducing our ownership percentage from 30% to 17%. We will receive cash payments from the sale on a quarterly basis through 2007. These payments are contingent upon and equal to 75% of the federal income tax credits attributable to the 13% interest sold.

     We are a limited partner in each partnership. We have no managerial responsibility or liability for future working capital contributions, although our interest in each partnership could be diluted if we choose not to pay our share of necessary capital improvements to the partnerships' facilities. We account for our ownership interest in the partnerships under the equity method.

     The limited partnerships have applied to the IRS for private letter rulings that the synthetic fuel produced by their facilities and sold to unrelated parties qualifies for the tax credits under Section 29 of the Internal Revenue Code. The IRS recently ruled favorably on the request of the partnership which owns one of the four facilities. The ruling request with respect to the partnership owning the other three facilities was made more recently and is still pending. The facts of the pending request are substantially identical to the facts in the ruling favorably issued. Accordingly, we anticipate that a favorable ruling will be issued with respect to the other three facilities, although we cannot be certain the IRS will issue a favorable ruling.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the relative percentages that certain income and expense items bear to net sales:

                                                                                    SIX MONTHS
                                                     FISCAL YEAR ENDED                ENDED
                                                        JANUARY 31,                  JULY 31,
                                                ---------------------------      ----------------
                                                1997       1998       1999       1998       1999
                                                ----       ----       ----       ----       ----
                                                                                   (UNAUDITED)
Net sales.................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of merchandise sold..................       74.4       72.4       72.7       72.3       72.3
                                                -----      -----      -----      -----      -----
     Gross profit.........................       25.6       27.6       27.3       27.7       27.7
Selling, general and administrative
  expenses................................       21.5       22.9       22.4       23.8       22.9
                                                -----      -----      -----      -----      -----
     Income from operations...............        4.1        4.7        4.9        3.9        4.8
Interest, net.............................       (1.3)      (1.7)      (1.5)      (1.5)      (1.2)
Gain on sale of real estate...............       --         --          0.6       --         --
Income (equity in losses) from limited
  partnerships............................       --         --         (0.3)      --          0.4
                                                -----      -----      -----      -----      -----
     Income before provision for income
       taxes..............................        2.8        3.0        3.7        2.4        4.0
Provision for income taxes................        1.1        1.2        1.0        1.0        1.0
                                                -----      -----      -----      -----      -----
     Net income...........................        1.7%       1.8%       2.7%       1.4%       3.0%
                                                -----      -----      -----      -----      -----
                                                -----      -----      -----      -----      -----

COMPARISON OF SIX MONTHS ENDED JULY 31, 1999 AND 1998

     NET SALES. Net sales for the first half of fiscal 2000 were $206.8 million compared to $180.4 million for the first half of fiscal 1999, representing an increase of $26.4 million or 14.6%. This increase is primarily the result of an increase of 13.1% in comparable store sales for the first half of fiscal 2000. As of July 31, 1999, we had 226 stores compared to 220 stores one year earlier. There was one store opened and three closed in the first half of fiscal 2000. In the prior year's first half there were two stores opened and four closed.

     Comparable store sales increased by 13.1% in the first half of fiscal 2000. All major product categories made positive contributions to comparable store sales. The appliance category impacted comparable store sales by 7.2%, led by strong air conditioner sales. This strong performance was due to warm weather throughout our markets in the second quarter, particularly in the Midwest and Northeast. Televisions impacted comparable store sales by 3.0%, primarily due to the strength of the big screen TV product lines. In addition, the audio and video categories impacted comparable store sales by 1.9% and 1.0%, respectively.

     GROSS PROFIT. Gross profit in the first half of fiscal 2000 was $57.3 million, or 27.7% of net sales, a 14.6% increase from $50.0 million, or 27.7% of net sales, for the first half of fiscal 1999.

Gross profit as a percent of sales for the first half of fiscal 2000 was positively impacted by higher margins generated by air conditioner sales and improved margins in the television, video and other appliance categories primarily due to better merchandise buying opportunities. For the first six months of fiscal 2000, gross profit realized from sales of extended service contracts was $5.4 million compared to $5.6 million for the first six months of fiscal 1999. Sales of extended service contracts generally have a higher gross profit margin in comparison to other product categories and the decline in the amount recognized, as well as its percentage of total gross profit, served to offset the improvements as a percent of sales in other product categories on a year to date basis in fiscal 2000.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the first half of fiscal 2000 were $47.3 million, or 22.9% of net sales, a 9.9% increase from $43.0 million, or 23.8% of net sales, for the first half of fiscal 1999. The increase in expenses for the first half of fiscal 2000 is primarily the result of increased incentive commissions and other selling costs associated with the increased sales levels. The reduction in selling, general and administrative expenses as a percent of net sales is primarily the result of the leveraging of store operating costs, such as advertising and occupancy expenses, on an increase in comparable store sales of 13.1% for the first half of fiscal 2000.

     INCOME FROM OPERATIONS. Income from operations was $10.0 million, or 4.8% of net sales, for the first half of fiscal 2000, a 43.3% increase from the $7.0 million, or 3.9% of net sales, for the first half of fiscal 1999. The increase was primarily due to increased comparable store sales and the leveraging of store operating costs, such as advertising and occupancy expenses.

     INTEREST EXPENSE. Interest expense for the first half of fiscal 2000 decreased to $2.8 million, or 1.3% of net sales, from $2.9 million, or 1.5% of net sales, for the first half of fiscal 1999. The decrease in interest expense was a result of lower borrowings under the line of credit for the first half of fiscal 2000.

     INCOME FROM LIMITED PARTNERSHIPS. Results of the first half of fiscal 2000 also reflect the impact of our equity investment in two synthetic fuel limited partnerships. We reported income from the limited partnerships of $796,000 for the first half of fiscal 2000, which consisted of $1,853,000 of income generated by the sale of a portion of the interest in one of the partnerships, partially offset by a charge of $1,057,000 to reflect our equity share of the partnerships' losses.

     INCOME TAXES. Our effective tax rate was reduced to 25.0% for the first half of fiscal 2000 from 39.5% for the first half of fiscal 1999 as a result of our share of federal income tax credits earned by the limited partnerships.

     NET INCOME. As a result of the foregoing, net income for the first half of fiscal 2000 was $6.2 million, a 138.1% increase from $2.6 million for the first half of fiscal 1999.

COMPARISON OF FISCAL YEARS ENDED JANUARY 31, 1999 AND 1998

     NET SALES. Net sales in fiscal 1999 were $416.7 million, a 1.4% increase from the $411.0 million achieved in fiscal 1998. This increase was caused by the addition of 12 stores opened in fiscal 1999 and the first full year of sales for eight stores opened in the previous fiscal year. During fiscal 1999, we opened 12 stores and closed six, while during fiscal 1998 we opened eight stores and closed eight. We had 228 and 222 stores open at January 31, 1999 and 1998, respectively.

     Comparable store sales declined by 0.1% in fiscal 1999. Comparable store sales were positively impacted by approximately 1.4% and 1.3% by the audio and appliance categories, respectively, as well as approximately 1.0% by ready to assemble (RTA) furniture. The increase in sales of appliances and RTA furniture was a result of expanded offerings in both categories.

     Comparable store sales were negatively impacted by approximately 0.1% and 2.7% by the television and video products categories, respectively, and by approximately 1.0% by our decision to discontinue selling personal computers during fiscal 1998. Television and video products were negatively impacted by a continued decline in average selling prices. There was also a general softness in demand for video products due to the pending transition to digital products. There will not be a continuing effect in fiscal 2000 on comparable store sales from personal computers as we sold a limited number of personal computers in fiscal 1999.

     GROSS PROFIT. Gross profit was $113.8 million in fiscal 1999, or 27.3% of net sales, versus $113.2 million, or 27.6% of net sales, recorded the prior year. The reduced gross profit margin was primarily the result of the changes in merchandise sales mix discussed above and the continued decline in the average selling prices of television and video products.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for fiscal 1999 were $93.6 million, or 22.4% of net sales, a 0.5% decline from $94.1 million, or 22.9% of net sales, in fiscal 1998. The decrease in expenses was primarily due to lower advertising expenditures in certain markets of approximately $2.3 million, partially offset by an increase in compensation expense of approximately $1.2 million resulting from increased total sales and profits.

     INCOME FROM OPERATIONS. Income from operations was $20.2 million, or 4.9% of net sales, in fiscal 1999, a 5.2% increase from $19.2 million, or 4.7% of net sales, for fiscal 1998. The increase was primarily due to increased total sales and controls over advertising expenditures.

     INTEREST EXPENSE. Interest expense decreased to $6.4 million in fiscal 1999 from $7.1 million in fiscal 1998. The decrease in interest expense was primarily attributable to lower borrowings under the line of credit. Average outstanding borrowings under the line of credit were approximately $15.8 million in fiscal 1999 versus approximately $22.2 million in fiscal 1998.

     GAIN ON SALE OF REAL ESTATE. During fiscal 1999, we sold two shopping centers in which we had previously operated retail stores. We recorded a gain of approximately $2.4 million from the sale of this real estate.

     LOSSES FROM LIMITED PARTNERSHIPS. Results for the fiscal year ended January 31, 1999 also reflect the impact of our investment in the two synthetic fuel limited partnerships. We recorded a pre-tax charge of approximately $1.3 million to record our share of the partnerships' operating losses, lowering our total investment in the partnerships to $1.8 million.

     INCOME TAXES. Our effective tax rate was reduced to 26.3% in fiscal 1999 from 39.5% in fiscal 1998 as a result of our share of federal tax credits earned by the limited partnerships.

     NET INCOME. As a result of the foregoing, net income was $11.2 and $7.4 million for fiscal 1999 and 1998, respectively.

COMPARISON OF FISCAL YEARS ENDED JANUARY 31, 1998 AND 1997

     NET SALES. Net sales in fiscal 1998 were $411.0 million, a 3.8% decrease from the $427.4 million achieved in fiscal 1997. This decrease was caused by a decline of 10.5% in comparable store sales, partially offset by the first full year of sales for 35 stores opened in the previous fiscal year. During fiscal 1998, we opened eight stores and closed eight, while during fiscal 1997 we opened 35 stores and closed 12. We had 222 stores open at both January 31, 1998 and 1997.

     Comparable store sales declined by 10.5% in fiscal 1998. Comparable store sales were negatively impacted by a general weakness in the video, audio and television categories, partly due to the approaching transition to digital technology, a decline in average selling prices and increased competition. Comparable store sales were also negatively impacted by our decision to discontinue selling personal computers. The decision to discontinue selling personal computers continued to negatively impact comparable store sales in fiscal 1999.

     GROSS PROFIT. Gross profit was $113.2 million in fiscal 1998, or 27.6% of net sales, versus $109.6 million, or 25.6% of net sales, recorded in the prior year. The improved gross profit margin was primarily the result of lower merchandise cost on certain products due to opportunistic purchasing and the recognition of a higher amount of extended service contract revenues, which generally have a higher gross profit margin.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for fiscal 1998 were $94.1 million, or 22.9% of net sales, a 2.4% increase over the $91.9 million, or 21.5% of net sales, in fiscal 1997. The increase in expenses was primarily due to an increase in incentive commissions for sales personnel of approximately $2.6 million. Incentive commissions rates were increased in fiscal 1998. Selling, general and administrative expenses as a percent of net sales also increased due to the decline in comparable store sales.

     INCOME FROM OPERATIONS. Income from operations was $19.2 million, or 4.7% of net sales, in fiscal 1998, an 8.5% increase from the $17.7 million, or 4.1% of net sales, for fiscal 1997. The increase was primarily due to the improved gross profit margin.

     INTEREST EXPENSE. Interest expense increased to $7.1 million in fiscal 1998 from $5.6 million in fiscal 1997. The increase in interest expense was primarily attributable to additional mortgage debt outstanding for the full fiscal year on stores opened in fiscal 1997. Average outstanding mortgage debt was approximately $55.1 million in fiscal 1998 compared to $40.8 million in fiscal 1997.

     INCOME TAXES. Our effective tax rate was 39.5% for fiscal 1998 and 1997.

     NET INCOME. As a result of the foregoing, net income was $7.4 million in fiscal 1998 and 1997.

LIQUIDITY AND CAPITAL RESOURCES

     Our primary sources of financing have been cash flow provided by operations, supplemented by mortgages on owned properties. We also use borrowings under our revolving line of credit to fund our seasonal working capital needs.

     OPERATING ACTIVITIES. Net cash used in operating activities was $0.6 million for the first six months of fiscal 2000, compared to $13.4 million for the first six months of fiscal 1999. For the first six months of fiscal 2000, operating cash flow was provided by net income of $6.2 million adjusted for the net impact of non-cash items of $2.1 million, which consist of deferred income, depreciation and amortization and our equity interest in the losses of the synthetic fuel limited partnerships. Cash was also provided by an increase in accounts payable of $4.2 million, primarily due to an increase in inventory and extended payment terms from certain vendors, and an increase in other liabilities of $3.6 million, primarily due to the timing of payment for wages and taxes. The primary use of cash was an increase in inventory of $17.4 million primarily due to the seasonal timing of inventory purchases.

     Net cash provided by operating activities was $10.2 million for fiscal 1999. For fiscal 1999, operating cash flow was provided by net income of $11.2 million adjusted for the net impact of non-cash items of $1.0 million, which primarily consisted of depreciation, the gain on sale of real estate and our equity interest in the losses of the synthetic fuel limited partnerships. Cash was also provided by an increase in accounts payable of $2.8 million, primarily due to extended payment terms and the timing of payments to vendors. Cash was used by an increase in inventory of $5.5 million generally due to the timing of purchases.

     INVESTING ACTIVITIES. Capital expenditures in the first six months of fiscal 2000 totaled $5.9 million and primarily relate to the acquisition of store sites and other construction expenditures associated with planned fiscal 2000 new store openings and the purchase of a previously leased store.

     Capital expenditures in fiscal 1999 totaled $12.7 million. Expenditures included approximately $7.9 million to open 12 stores, approximately $2.1 million to relocate two stores and approximately $2.1 million to purchase three previously leased stores. In fiscal 1999, we also invested $3.2 million in the synthetic fuel limited partnerships.

     We plan to open 10 to 15 stores in fiscal 2000. Total capital expenditures for fiscal 2000 are expected to be approximately $14.0 million. We plan to open 30 to 35 new stores in fiscal 2001, with anticipated capital expenditures of $25.0 to $30.0 million.

     FINANCING ACTIVITIES. Cash provided by financing activities totaled $3.4 million for the first six months of fiscal 2000. We received proceeds of $3.3 million from the exercise of stock options by employees. During the first six months of fiscal 2000, we also purchased 209,000 shares of our common stock for $3.2 million. During fiscal 1999, we purchased 632,000 shares of our common stock for $7.5 million. We are currently authorized by our board of directors to purchase an additional 255,700 shares of common stock. All shares purchased will be held in treasury for possible future use.

     We have a revolving credit agreement with seven banks through July 31, 2000, with interest at prime or LIBOR plus 1.875%. Amounts available for borrowing are equal to the lesser of (1) $100 million for the months of January through June and $150 million for the months of July through December or (2) the sum of specified percentages of eligible accounts receivable and eligible inventories, as defined. Amounts available for borrowing are reduced by any letter of credit commitments outstanding. Borrowings on the revolving credit agreement are secured by a lien on substantially all of our assets, including the capital stock of our subsidiaries.

     At July 31, 1999, no borrowings were outstanding on the revolving credit agreement. A total of approximately $94.9 million was available at July 31, 1999. Borrowing levels vary during the course of a year based on our seasonal working capital needs. The maximum direct borrowings outstanding during fiscal 1999 were approximately $41.9 million, immediately prior to the Christmas selling season due to the build-up of seasonal inventory requirements. The weighted average interest rate was 9.6%, including commitment fees, for fiscal 1999. The revolving credit agreement contains restrictive covenants which require us to maintain specified levels of consolidated tangible net worth and limit capital expenditures and the incurrence of additional indebtedness. The revolving credit agreement also places restrictions on common stock repurchases and the payment of dividends.

     At July 31, 1999, we had approximately $61.9 million of mortgage debt outstanding, including $5.3 million obtained in the first half of fiscal 2000 and $7.0 million obtained in fiscal 1999 from mortgaging 16 properties at a weighted average interest rate of 8.6%, with maturities from 2000 to 2014.

     We currently intend to use approximately $28.5 million of the net proceeds from this offering to repay a portion of our long-term mortgage debt, which includes approximately $0.7 million of associated prepayment penalties. This mortgage debt bears interest rates ranging from 8.6% to 10.0%, with maturities from May 1, 2001 to February 1, 2012. In connection with the repayment of this debt, we expect to incur an extraordinary loss of approximately $880,000 in our third quarter ending October 31, 1999. The extraordinary loss will consist primarily of the write-off of the associated deferred loan acquisition costs and prepayment penalties, net of income tax benefits of approximately $290,000. We may change the amount of mortgage debt that we repay based on prevailing interest rates at the time of the offering.

     WORKING CAPITAL. At July 31, 1999, working capital was $82.9 million compared to $77.4 million at January 31, 1999. The ratio of current assets to current liabilities was 1.9 to 1 at July 31, 1999 and at January 31, 1999.

     We believe the net proceeds from this offering, existing working capital, cash generated from operations and funds available under our revolving line of credit will be sufficient to fund our operations and planned expansion through fiscal 2001.

SEASONALITY AND QUARTERLY FLUCTUATIONS

     Our business is seasonal. As is the case with many other retailers, our net sales and net income are greatest in our fourth fiscal quarter, which includes the Christmas selling season. The fourth fiscal quarter accounted for 35.2% and 34.5% of net sales, 50.4% and 49.8% of income from operations, and 65.7% and 70.3% of net income in fiscal 1998 and 1999, respectively. Year-to-year comparisons of quarterly results of operations and comparable store sales can be affected by a variety of factors, including the duration of the holiday selling season, weather conditions and the timing of new store openings.

     The following table provides certain unaudited financial information for REX for each of the quarters shown.

                                                        FISCAL QUARTER ENDED
                        ------------------------------------------------------------------------------------
                            APRIL 30               JULY 31              OCTOBER 31            JANUARY 31
                        ----------------      -----------------      ----------------      -----------------
                                   % OF                   % OF                  % OF                   % OF
                         $000S    ANNUAL       $000S     ANNUAL       $000S    ANNUAL       $000S     ANNUAL
                         -----    ------       -----     ------       -----    ------       -----     ------
                                                            (UNAUDITED)
FISCAL 1998
     Net sales........  $88,265    21.5%      $ 89,899    21.9%      $87,967    21.4%      $144,874    35.2%
     Income from
       operations.....    2,822    14.7          4,188    21.8         2,519    13.1          9,664    50.4
     Net income.......      797    10.8          1,359    18.3           383     5.2          4,873    65.7

FISCAL 1999
     Net sales........  $87,964    21.1%      $ 92,446    22.2%      $92,634    22.2%      $143,629    34.5%
     Income from
       operations.....    2,766    13.7          4,226    20.9         3,156    15.6         10,053    49.8
     Net income.......    1,019     9.1          1,579    14.1           732     6.5          7,865    70.3

FISCAL 2000
     Net sales........  $99,056    --         $107,739    --           --       --            --       --
     Income from
       operations.....    3,658    --            6,360    --           --       --            --       --
     Net income.......    2,087    --            4,098    --           --       --            --       --

IMPACT OF INFLATION

     The impact of inflation has not been material to our results of operations for the past three fiscal years.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, 'Accounting for Derivative Instruments and Hedging Activities,' which requires companies to recognize all derivative contracts at their fair values, as either assets or liabilities on the balance sheet. Changes in the fair value of derivatives are recorded in current earnings or other comprehensive income. In June 1999, the FASB issued Statement No. 137, which amended SFAS No. 133 to defer the effective date of adoption to fiscal quarters beginning after June 15, 2000. We do not expect the adoption of SFAS No. 133 to have a material impact on the consolidated financial statements because we do not currently hold any derivative instruments. We do not intend to adopt SFAS No. 133 prior to its effective date.

YEAR 2000

     The statements in this section include 'Year 2000 readiness disclosure' within the meaning of the Year 2000 Information and Readiness Disclosure Act.

     Certain software and hardware systems are time sensitive. Older time-sensitive systems often use a two digit dating convention ('00' rather than '2000') that could result in system failure and disruption of operations as the year 2000 approaches. This is referred to as the Year 2000 issue. The Year 2000 issue will impact us, our suppliers, customers and other third parties that transact business with us.

     We have a staff of internal resources to address Year 2000 issues. This team believes that it has identified substantially all hardware and software systems within REX which may be susceptible to Year 2000 issues. Projects have been established to address all significant Year 2000 issues. The Year 2000 team reports regularly to senior management on the progress of significant Year 2000 projects.

     Most Year 2000 activities are to test hardware and software systems, including infrastructure systems such as telephones and store security systems. We determined that we needed to modify some of our software. We believe all hardware systems are Year 2000 compliant. We believe we have completed reprogramming and testing all of our critical systems impacted by Year 2000 issues. We are currently working with outside vendors on the compliance status of telephones and store security systems.

     We have initiated communications with our significant suppliers and other third parties that transact business with us to identify and minimize disruptions to our operations and to assist in resolving Year 2000 issues. Information provided by our 15 largest suppliers states that they believe their products are Year 2000 compliant. Most of the companies operating our store security systems believe their systems are either Year 2000 compliant or are not date dependent. However, there can be no certainty that the impacted systems and products of other parties on which we rely will be Year 2000 compliant.

     We generally believe that our suppliers are responsible for the Year 2000 functionality of the products they supply to us for resale. However, should product failures occur, we may be required to address the administrative aspects of those failures, such as handling product returns or repairs.

     The estimated costs for resolving Year 2000 issues are approximately $175,000. Most of these costs are internal labor related to reprogramming existing software. Estimates of Year 2000 costs are based on numerous assumptions and actual costs could be greater than estimates. Specific factors that might cause such differences include, but are not limited to, the continuing availability of personnel trained in this area and the ability to timely identify and correct all relevant software and hardware systems.

     While we believe we are diligently addressing the Year 2000 issues to ensure Year 2000 readiness, there can be no absolute assurance that the objective will be achieved either internally or as it relates to third parties. At this time, we believe the most reasonably likely worst case scenario is that:

      we could experience significant volumes of product returns due to widespread product failures;

      we could lose communications links with some stores;

      some stores could close due to loss of electric power;

      store security systems may not operate; and

      individual stores may be unable to process transactions or engage in normal business activity.

     Our contingency plans include conducting store operations on a manual basis, working to assess and correct system errors and possibly changing suppliers.

                                    BUSINESS

     We are a leading specialty retailer in the consumer electronics/appliance industry, serving over 200 small to medium-sized towns and communities. Since 1980, when our first four stores were acquired, we have expanded into a national chain operating 226 stores in 35 states under the 'REX' trade name. Our stores average approximately 10,900 square feet and offer a broad selection of brand name products within selected major product categories, including big screen and standard-sized televisions, video and audio equipment, camcorders and major household appliances.

INDUSTRY OVERVIEW

     The consumer electronics/appliance industry, defined to include televisions, video and audio equipment, camcorders and home appliances, is large and highly fragmented. The industry consists of large, national chains selling a broad range of goods, small specialty single-store operators, consumer electronics departments of selected department and discount stores and home improvement centers.

     Growth in the consumer electronics market has been driven by the introduction of new products and technological advancements. Industry growth accelerated during 1998, resulting from the introduction of products that incorporate digital technology, including Digital Versatile Disc (DVD) players and digital camcorders, both of which reached significant volume levels in 1998. These are the most significant new product introductions since VCRs and CD players. The most anticipated new products are digital and high definition television sets and related converter boxes. In some cases, sales of new products in smaller markets lag behind sales in larger metropolitan markets. For example, DVD player sales in small markets were limited until DVD rentals became readily available in those markets. Thus, we are only now beginning to benefit from the introduction and demand for these products.

     Digital products offer significant advantages over their analog counterparts that include increased clarity and quality of video and audio, durability of recordings and compatibility with computers. Due to these advantages, we expect the digital revolution in the consumer electronics industry to drive growth in the coming years as consumers replace their existing analog based consumer electronics products with digital products.

CONTINUED PENETRATION OF DVD

     The Consumer Electronics Manufacturing Association reports that the number of DVD players in U.S. homes as of the end of 1998 was approximately 1.4 million units, and now estimates that approximately four million units will be installed by year-end 1999. This far exceeds the sales penetration achieved by VCRs when they were first introduced.

INCREASED ACCEPTANCE AND AFFORDABILITY OF DIGITAL CAMCORDERS

     Camcorders represent another category in which there has been strong, accelerating demand for the digital alternative. The advantages of digital camcorders compared to analog versions include dramatically higher resolution, clearer sound and increased recording time per tape. In addition, digital camcorders can be hooked up to a computer allowing for editing of home videos or still images and, unlike analog recordings, copies made from digital copies experience no deterioration in sound or picture quality. While digital camcorders represent less than 10% of the U.S. market, we believe this will grow as the units become more affordable.

EMERGENCE OF DIGITAL AND HIGH DEFINITION TELEVISION (HDTV)

     The Federal Communications Commission has set a target of 2006 for all commercial television stations to transition from broadcasting analog signals to digital signals. Digital television allows broadcasters to send much more information over the same bandwith used for traditional analog television. As a result, digital signals allow stations to broadcast sharper pictures and higher quality sound, referred to as high definition television (HDTV), or to use the digital transmission for sending up to four programs in standard definition simultaneously, referred to as multicasting. Most stations plan to use digital signals for some combination of multicasting and HDTV broadcasting. According to the FCC's schedule, all commercial stations will be required to broadcast digital signals by 2002. Most stations plan to broadcast digital and analog simultaneously until 2006. In order to receive digital transmissions, consumers will need either a digital-ready television or a set-top box converter capable of converting the digital broadcast for viewing on an analog set.

PROLIFERATION OF HOME SATELLITE SYSTEMS

     Home satellite systems offered by Hughes DirecTV and Echostar are now in approximately 9.4 million homes, according to industry publication TWICE. We expect increased penetration of these home satellite systems in the U.S. We also expect the demand for these home satellite systems to be particularly strong in our markets, which tend to be underserved by cable.

NEW APPLIANCE INNOVATIONS

     The home appliance market is large and concentrated among a few major suppliers including Whirlpool, General Electric and Maytag. Demand is driven by a variety of factors including consumer confidence, household formations and new product introductions. Product design and innovation is rapidly becoming a key driver of growth in this sector. Products either recently introduced or scheduled to be offered include high speed ovens, custom refrigerators, appliances with stainless steel exteriors, a personal garment dry cleaning appliance and energy-efficient appliances. Since we carry products of the three largest manufacturers, we expect to benefit from the introduction of these new products.

BUSINESS STRATEGY

     Our objective is to be the leading consumer electronics/appliance retailer in each of our markets. The key elements of our business strategy include:

FOCUSING ON SMALL MARKETS

     We traditionally have concentrated our stores in markets with populations of 20,000 to 300,000. We are currently focusing most of our new store openings in markets with populations under 75,000, which generally are underserved by our competitors. We believe that our low-overhead store format and our ability to operate in free-standing as well as strip shopping centers and regional mall locations makes us well suited to these small markets.

MAINTAINING GUARANTEED LOWEST PRICES

     We actively monitor prices at competing stores and adjust our prices as necessary to meet or beat the competition. We guarantee the lowest price on our products through a policy of refunding 125% of the difference between our price and a competitor's price on the same item.

OFFERING A BROAD SELECTION OF BRAND NAME PRODUCTS

     We offer a broad selection of brand name products within key product categories. We carry most major brands of consumer electronics and appliances, having recently added Sony and Maytag products. We offer merchandise in each of our product categories at a range of price points and generally maintain sufficient product stock for immediate delivery to customers.

CAPITALIZING ON OUR OPPORTUNISTIC BUYING

     We frequently purchase large quantities of products directly from manufacturers on an opportunistic basis at favorable prices. We believe this buying strategy makes us a unique and attractive customer for manufacturers seeking to sell canceled orders and excess inventory and enables us to develop strong relationships and extended trade credit support with vendors.

STRIVING TO BE THE LOW COST OPERATOR IN OUR MARKETS

     Our current prototype store is approximately 12,000 square feet and provides us with cost and space efficiencies. Our market selection criteria and operating philosophy allow us to minimize both occupancy and labor costs. All of our store employees, including our store managers, sell products, unload trucks, stock merchandise and process sales, which helps minimize employee count and overhead within each store. Most stores are staffed with between three and six employees.

LEVERAGING OUR STRONG OPERATIONAL CONTROLS

     Our information systems and point-of-sale computer systems, which are installed in every store, allow management to monitor our merchandising programs, sales, employee productivity and in-store inventory levels on a daily basis. Our operational controls provide us with cost efficiencies which reduce overhead while allowing us to maintain high levels of in-stock merchandise. Our three distribution centers, strategically located in Dayton, Ohio, Pensacola, Florida and Cheyenne, Wyoming, reduce inventory requirements at individual stores and facilitate centralized inventory and accounting controls. We believe our current information systems and distribution infrastructure can support 100 to 150 new stores without significant additional capital expenditures.

GROWTH STRATEGY

     The key elements of our growth strategy include:

EXPANDING OUR STORE BASE

     We have identified between 500 and 600 potential markets that meet our site selection criteria. We plan to open 10 to 15 stores in fiscal 2000. We plan to accelerate our store expansion program by opening approximately 30 to 35 new stores in fiscal 2001 and approximately 35 to 40 new stores in fiscal 2002. Since February 1, 1999, we have opened one new store, have completed the purchase of five new store locations, have entered into agreements to purchase 14 new store locations, have leased one new store site, and have under consideration an additional 40 sites. We open the majority of our stores in our third and fourth fiscal quarters in time for the holiday selling season, and a substantial majority of our new stores are profitable on a store operating basis upon completion of their first holiday selling season.

INCREASING OUR SAME STORE SALES

     We plan to increase our same store sales by:

      implementing new merchandising initiatives, including the recent introduction of Sony and Maytag products;

      offering new products and product categories including DVD players, digital camcorders, high definition television and cellular telephones and subscriptions; and

      increasing usage of local television and radio advertising to supplement our newspaper advertising.

EXPANDING OUR E-COMMERCE INITIATIVE

     We plan to profitably expand our online retailing initiatives which include selling selected merchandise through third-party auction sites, including Amazon.com Auctions, eBay and Yahoo! and on our own Internet Web site at www.rexstores.com. By utilizing third-party auction sites, we are able to capitalize on their infrastructure, brand awareness and customer traffic. We plan to seek other third-party auction sites. We also plan to expand our online product offerings, explore increased e-commerce advertising and improve the functionality of our Web site.

STORE OPERATIONS

     STORES. We locate our stores in the general vicinity of major retail shopping districts and design our stores to generate their own traffic. Currently, 148 stores are located in free-standing buildings, with the balance situated in strip shopping centers and regional malls. Stores located in malls have exterior access and signage rights.

     Our stores are designed with minimal interior fixtures to provide an open feeling and a view of all product categories upon entering the store. The stores are generally equipped with neon signage above each product category to further direct the customer to particular products. We believe the interior layout of our stores provides an inviting and pleasant shopping environment for the customer.

     Our existing stores average approximately 10,900 square feet, including approximately 7,600 square feet of selling space and approximately 3,300 square feet of storage. New stores are planned to be approximately 12,000 square feet. Stores are open seven days and six nights per week, except for certain holidays. Hours of operation are 10:00 a.m. to 9:00 p.m. Monday through Saturday and 12:00 p.m. to 6:00 p.m., or 1:00 p.m. to 5:00 p.m. in some states, on Sunday.

     Our operations are divided into regional districts, containing from two to 12 stores whose managers report to a district manager. Our 38 district managers report to one of four regional vice presidents. Each store is staffed with a full-time manager and one or two assistant managers, commissioned sales personnel and, in higher-traffic stores, seasonal support personnel. Store managers are paid on a commission basis and have the opportunity to earn bonuses based upon their store's sales and gross margins. Sales personnel work on a commission basis.

     We evaluate the performance of our stores on a continuous basis and, based on an assessment of overall profitability, future cash flows and other factors we deem relevant, will close any store which is not adequately contributing to our profitability. We closed 12, 8 and 6 stores during fiscal 1997, 1998 and 1999, respectively, and have closed three stores in fiscal 2000. In fiscal 1999, we opened 12 new stores: three stores each in Idaho and New York, two stores in Pennsylvania and one store each in Alabama, Florida, Ohio and South Carolina. In fiscal 2000, we have opened one new store in Montana.

     STORE LOCATIONS. The following table shows the states in which we operated stores and the number of stores in each state as of August 26, 1999:

STATE                         NUMBER OF STORES
-----                         ----------------
Alabama.....................         12
Arkansas....................          1
Colorado....................          3
Florida.....................         26
Georgia.....................          7
Idaho.......................          5
Illinois....................         10
Indiana.....................          3
Iowa........................         12
Kansas......................          2
Kentucky....................          3
Louisiana...................          6
Maryland....................          2
Massachusetts...............          2
Michigan....................          3
Minnesota...................          1
Mississippi.................         11
Missouri....................          3



STATE                         NUMBER OF STORES
-----                         ----------------
Montana.....................          3
Nebraska....................          3
New York....................         20
North Carolina..............          5
North Dakota................          3
Ohio........................         17
Oklahoma....................          2
Pennsylvania................         18
South Carolina..............         10
South Dakota................          3
Tennessee...................          6
Texas.......................         10
Virginia....................          1
Washington..................          2
West Virginia...............          5
Wisconsin...................          4
Wyoming.....................          2

     SITE SELECTION. We select locations for future stores based on our evaluation of individual site economics and market conditions. When deciding whether to enter a new market or open another store in an existing market, we evaluate a number of criteria, including:

      sales volume potential;

      competition within the market area, including size, strength and merchandising philosophy of former, existing and potential competitors;

      cost of advertising;

      newspaper circulation; and

      size and growth pattern of the population.

     In choosing specific sites, we apply standardized site selection criteria taking into account numerous factors, including:

      local demographics;

      real estate occupancy expense based upon ownership and/or leasing;

      traffic patterns; and

      overall retail activity.

     Stores typically are located on high traffic arteries, adjacent to or in major shopping malls, with adequate parking to support high sales volume.

     We either lease or purchase new store sites depending upon opportunities available to us and relative costs. Of the 20 new stores opened in fiscal 1999 and 1998, ten were leased sites and ten were purchased sites.

     STORE ECONOMICS. For leased stores, we anticipate per store capital expenditures of $75,000 to $250,000. This amount may increase to the extent we are responsible for the remodeling or renovation of the new leased site. We anticipate expenditures of approximately $800,000 to $1,200,000 when we purchase real estate, which include the cost of the land purchased, building construction and fixtures. The purchase amount varies depending upon the size and location of the store. Historically, we have obtained long-term mortgage financing of approximately 75% of the land and building cost of opening owned stores. Mortgage financing is generally obtained after a store is opened, either on a site by site or multiple store basis. The extent to which we seek mortgage financing for owned stores is dependent upon mortgage rates, terms and availability.

     The inventory requirements for new stores are estimated at $350,000 to $500,000 per store depending upon the season and store size. Approximately one-third of this inventory is financed through trade credit.

     A substantial majority of our new stores are profitable on a store operating basis upon completion of their first holiday selling season. Virtually all of our existing stores are profitable on a store operating basis.

     PERSONNEL. We train our employees to explain and demonstrate to customers the use and operation of our merchandise and to develop good sales practices. Our in-house training program for new employees combines on-the-job training with use of a detailed company-developed manual entitled 'The REX Way.' Sales personnel attend in-house training sessions conducted by experienced salespeople or manufacturers' representatives and receive sales, product and other information in meetings with managers. Management and sales personnel are compensated on a commission basis.

     We also have a manager-in-training program that consists of on-the-job training of the assistant manager at the store. Our policy is to staff store management positions with personnel promoted from within REX and to staff new store management positions with existing managers or assistant managers.

     SERVICES. Virtually all of the products we sell carry manufacturers' warranties. Except for our least expensive items, we offer extended service contracts to customers, usually for an additional charge, which typically provide one to five years of extended warranty coverage. We offer maintenance and repair services for most of the products we sell. These services are generally subcontracted to independent repair firms.

     Our return policy provides that any merchandise may be returned for exchange or refund within seven days of purchase if accompanied by original packaging material and verification of sale.

     We accept MasterCard, Visa and Discover. We estimate that, during fiscal 1999, approximately 31% of our total sales were made on these credit cards, and approximately 11% were made on installment credit contracts arranged through banks or independent finance companies which bear the credit risk of these contracts. We work with local consumer finance companies in each of our markets in implementing these credit arrangements and are able to offer competitive credit packages, generally including 12 months of interest-free financing.

MERCHANDISING

     PRODUCTS. We offer a broad selection of brand name consumer electronics and home appliance products at a range of price points. We emphasize depth of product selection within selected key product categories, with the greatest depth in televisions, big screen TVs, VCRs, camcorders and audio equipment. We sell approximately 1,000 products produced by approximately 50 manufacturers. Our product categories include:


TELEVISIONS     VIDEO                      AUDIO                 APPLIANCES         OTHER
-----------     -----                      -----                 ----------         -----
TVs             VCRs                       Stereo Systems        Air Conditioners   Extended Service
Big Screen TVs  Camcorders                 Receivers             Microwave Ovens     Contracts
TV/VCR          Digital Satellite Systems  Compact Disc Players  Washers            Ready to Assemble
  Combos        DVD Players                Tape Decks            Dryers              Furniture
                                           Speakers              Ranges             Recordable Tapes
                                           Car Stereos           Dishwashers        Telephones
                                           Portable Radios       Refrigerators      Fax Machines
                                           Turntables            Freezers           Audio/Video Accessories
                                                                 Vacuum Cleaners    Radar Detectors
                                                                 Dehumidifiers      CB Radios
                                                                 Garbage Disposals

     Among the leading brands sold by us during fiscal 1999, in alphabetical order, were Aiwa, General Electric, Hitachi, Hotpoint, JVC, Panasonic, Phillips Magnavox, Pioneer, RCA, Sharp, Technics, Toshiba, Whirlpool and Zenith. In fiscal 2000 we added Sony and Maytag products.

     All our stores carry a broad range of televisions, video and audio products, microwave ovens and air conditioners and a limited line of home office products. In addition, 223 stores carry major appliances.

     The following table shows the approximate percent of net sales for each major product group for the last three fiscal years.

                                                                   FISCAL YEAR
                                                              ----------------------
                      PRODUCT CATEGORY                        1997     1998     1999
                      ----------------                        ----     ----     ----
Televisions.................................................   36%      36%      36%
Video.......................................................   18       19       17
Audio.......................................................   18       17       18
Appliances..................................................   18       20       21
Other.......................................................   10        8        8
                                                              ---      ---      ---
                                                              100%     100%     100%
                                                              ---      ---      ---
                                                              ---      ---      ---

     PRICING. Our policy is to offer our products at guaranteed lowest prices combined with frequent special sales and promotions. Our retail prices are established by our merchandising department, but each district manager is responsible for monitoring the prices offered by competitors and has authority to adjust prices to meet local market conditions. Our commitment to offer the lowest prices is supported by our guarantee to refund 125% of the difference in price if, within 30 days of purchase, a customer can locate the same item offered by a local competitor at a lower price.

     ADVERTISING. We use a 'price and item' approach in our advertising, stressing the offering of nationally recognized brands at significant savings. The emphasis of our advertising is our Guaranteed Lowest Price. Our guarantee states:

    'Our prices are guaranteed in writing. If you find any other local store stocking and offering to sell for less the identical item in a factory sealed box within 30 days after your REX purchase, we'll refund the difference plus an additional 25% of the difference.'

     Advertisements are concentrated principally in newspapers and preprinted newspaper inserts, which are produced for us by an outside advertising agency. We supplement our newspaper advertising with television and radio advertisements in certain markets. Advertisements are also complemented by in-store signage highlighting special values, including 'Value Every Day,' 'Best Value,' and 'Top of the Line.' Our advertising strategy includes preferred customer private mailers, special events such as 'Midnight Madness Sales' and coupon sales to provide shopping excitement and generate traffic.

     PURCHASING. Our merchandise purchasing and opportunistic buying are performed predominantly by three members of senior management. Each individual has responsibility for a specific product category, and two share appliance buying responsibility. By purchasing merchandise in large volume, we are able to obtain quality products at competitive prices and advertising subsidies from vendors to promote the sale of their products. For fiscal 1999, six vendors accounted for approximately 55% of our purchases. We typically do not maintain long-term purchase contracts with vendors and operate principally on an order-by-order basis.

E-COMMERCE

     In April 1999, we began selling selected televisions, audio and video products and small appliances on our Web site at www.rexstores.com. We are an Amazon.com Auctions Charter Merchant and also offer selected products on the eBay and Yahoo! auction Web sites. The entry into e-commerce offers us the opportunity to expand our sales into larger markets.

DISTRIBUTION

     Our stores are supplied by three regional distribution centers. The distribution centers consist of:

      a 315,000 square foot leased facility in Dayton, Ohio;

      a 180,000 square foot owned facility in Pensacola, Florida, of which we lease 90,000 square feet to an outside company; and

      a 145,000 square foot owned facility in Cheyenne, Wyoming.

     We also lease a 67,000 square foot auxiliary warehouse in Pensacola, Florida. In addition, we lease overflow warehouse space as needed to accommodate seasonal inventory requirements and opportunistic purchases.

INVENTORY MANAGEMENT

     The regional distribution centers reduce inventory requirements at individual stores, while preserving the benefits of volume purchasing and facilitating centralized inventory and accounting controls. Virtually all of our merchandise is distributed through our distribution centers, with the exception of major appliances which are often shipped directly by the vendor to the retail location. All deliveries to stores are made by independent contract carriers.

MANAGEMENT INFORMATION SYSTEMS

     We have developed a computerized management information system which operates an internally developed software package. Our computer system provides management with the information necessary to manage inventory by stock keeping unit (SKU), monitor sales and store activity on a daily basis, capture marketing and customer information, track productivity by salesperson and control our accounting operations.

     Our mainframe computer is an IBM A/S 400E series model and is Year 2000 compliant. The host computer is integrated with our point-of-sale system which serves as the collection mechanism for all sales activity. The combined system provides for next-day review of inventory levels, sales by store and by SKU and commissions earned, assists in cash management and enables management to track merchandise from receipt at the distribution center until time of sale.

     As is the case with most business organizations, we utilize software and related technology that are date sensitive and may be affected by the date change which will occur in the year 2000. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' for further discussion of the Year 2000 issue.

COMPETITION

     Our business is characterized by substantial competition. Our competitors include national and regional large format merchandisers and superstores such as Best Buy and Circuit City, other specialty electronics retailers including RadioShack, department and discount stores such as Sears, Wal-Mart and Montgomery Ward, furniture stores, warehouse clubs, home improvement retailers and Internet and store-based retailers who sell competitive products online. We also compete with small chains and specialty single-store operators in some markets, as well as Sears' dealer-operated units. Some of our competitors have greater financial and other resources than us, which may increase their ability to purchase inventory at a lower cost, better withstand economic downturns or engage in aggressive price competition. Competition within the consumer electronics/appliance retailing industry is based upon price, breadth of product selection, product quality and customer service. We expect competition within the industry to increase.

FACILITIES

     We own 111 of our stores. The remaining 115 stores operate on leased premises, with the unexpired terms of the leases ranging from one year to 26 years, inclusive of options to renew, except for four month to month leases. For fiscal 1999, the total net rent expense for our leased facilities was approximately $6,932,000.

     To date, we have not experienced difficulty in securing leases or purchasing sites for suitable store locations. We continue to remodel and upgrade existing stores as appropriate. In addition, to minimize construction costs, we have developed prototype formats for new store construction.

EMPLOYEES

     At August 26, 1999, we had 142 hourly and salaried employees and 884 commission-based sales employees. We also employ additional personnel during peak selling seasons. None of our employees are represented by a labor union. We consider our relationship with our employees to be good.

SERVICE MARKS

     We have registered our rights in our service mark 'REX' with the United States Patent and Trademark Office. We are not aware of any adverse claims concerning our service mark.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     Set forth below is certain information concerning our directors, executive officers and key employees.

                    NAME                       AGE                       POSITION
                    ----                       ---                       --------
DIRECTORS AND EXECUTIVE OFFICERS:
Stuart Rose..................................  44    Chairman of the Board and Chief Executive
                                                     Officer(1)
Lawrence Tomchin.............................  71    President, Chief Operating Officer and
                                                     Director(1)
Douglas Bruggeman............................  39    Vice President -- Finance and Treasurer
Edward Kress.................................  50    Secretary and Director
Robert Davidoff..............................  72    Director(2)(3)
Lee Fisher...................................  48    Director(2)(3)

KEY EMPLOYEES:
David Fuchs..................................  45    Vice President -- Management Information Systems
Keith Magby..................................  40    Vice President -- Operations
Zafar Rizvi..................................  49    Vice President -- Loss Prevention
Richard Santia...............................  53    Vice President -- Corporate Development
David Hyatt..................................  36    Vice President -- Store Operations
Robert Immekus...............................  48    Vice President -- Store Operations
Philip Kellar................................  45    Vice President -- Store Operations
Walter Partlow, Jr...........................  37    Vice President -- Store Operations

------------

(1) Member of Executive Committee

(2) Member of Audit Committee

(3) Member of Compensation Committee

     Stuart Rose has been our Chairman of the Board and Chief Executive Officer since our incorporation in 1984 as a holding company to succeed to the ownership of Rex Radio and Television, Inc., Kelly & Cohen Appliances, Inc. and Stereo Town, Inc. Prior to 1984, Mr. Rose was Chairman of the Board and Chief Executive Officer of Rex Radio and Television, Inc., which he founded in 1980 to acquire the stock of a corporation which operated four retail stores.

     Lawrence Tomchin has been our President and Chief Operating Officer since 1990. From 1984 to 1990, he was our Executive Vice President and Chief Operating Officer. Mr. Tomchin has been a director since 1984. Mr. Tomchin was Vice President and General Manager of the corporation which was acquired by Rex Radio and Television, Inc. in 1980 and served as Executive Vice President of Rex Radio and Television, Inc. after the acquisition.

     Douglas Bruggeman has been our Vice President -- Finance and Treasurer since 1989. From 1987 to 1989, Mr. Bruggeman was our Manager of Corporate Accounting. Mr. Bruggeman was employed with the accounting firm of Ernst & Young prior to joining us in 1986.

     Edward Kress has been our Secretary since 1984 and a director since 1985. Mr. Kress has been a partner of the law firm of Chernesky, Heyman & Kress P.L.L., our legal counsel, since 1988. From 1985 to 1988, Mr. Kress was a member of the law firm of Smith & Schnacke. Mr. Kress has practiced law in Dayton, Ohio since 1974.

     Robert Davidoff has been a director since 1984. Mr. Davidoff has been employed by Carl Marks & Co., Inc., an investment banking firm, since 1950 and currently is Vice President in charge of corporate finance. Mr. Davidoff is also a director of Hubco Exploration, Inc., Marisa Christina, Inc. and Aquis Communications Group, Inc.

     Lee Fisher has been a director since 1996. Mr. Fisher is the President and Chief Executive Officer of the Center for Families and Children, a private nonprofit human services organization.

Mr. Fisher was a partner of the law firm of Hahn Loeser & Parks LLP from 1995 to March 1999. Mr. Fisher served as Ohio Attorney General from 1991 to 1995, State Senator, Ohio General Assembly, from 1983 to 1991, and State Representative, Ohio General Assembly, from 1981 to 1983. Mr. Fisher also practiced law with Hahn Loeser & Parks from 1978 to 1991.

     David Fuchs has been our Vice President -- Management Information Systems since 1989. From 1985 to 1989, Mr. Fuchs was our Manager of Management Information Systems. Mr. Fuchs is responsible for our management information systems and buys digital satellite systems.

     Keith Magby joined us as Vice President -- Operations in 1991. Mr. Magby's primary responsibilities include warehouse and distribution operations and appliance buying. Mr. Magby has been employed within the consumer electronics/appliance retailing industry since 1982.

     Zafar Rizvi joined us as Vice President -- Loss Prevention in 1991. Mr. Rizvi's primary responsibilities include internal audit and loss prevention, negotiating advertising contracts with newspapers, e-commerce initiatives and Web site development. Mr. Rizvi has served in various management positions within the video retailing industry since 1986.

     Richard Santia has been our Vice President -- Corporate Development since 1984 and has been employed by us since 1980. Mr. Santia's primary responsibilities include site selection and store construction and remodeling. Mr. Santia has been employed within the consumer electronics/appliance retailing industry since 1975.

     David Hyatt has been Vice President -- Store Operations for our southern region stores since 1996 and has been employed by us since 1985.

     Robert Immekus has been Vice President -- Store Operations for our western region stores since 1996. Mr. Immekus has been employed by us and our subsidiary Kelly & Cohen Appliances, Inc. since 1974.

     Philip Kellar has been Vice President -- Store Operations for our northern region stores since 1990 and has been employed by us since 1988. Mr. Kellar has been employed within the consumer electronics/appliance retailing industry since 1977.

     Walter Partlow, Jr. has been Vice President -- Store Operations for our southern region stores since 1996 and has been employed by us since 1987.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of our common stock as of August 26, 1999, and as adjusted to give effect to the sale of common stock offered hereby, by:

     each of our directors and executive officers;
     all directors and executive officers as a group;
     each selling stockholder; and
     each person or group known by us to own more than 5% of our common stock.

                                                   BENEFICIAL OWNERSHIP
                                                   PRIOR TO OFFERING(1)
                                        -------------------------------------------      SHARES
                 NAME                          NUMBER                PERCENT          BEING OFFERED
                 ----                          ------                -------          -------------
DIRECTORS, EXECUTIVE OFFICERS AND
  SELLING STOCKHOLDERS:(3)
Stuart Rose(4)........................       2,300,059                27.8%              700,747
Lawrence Tomchin(5)...................         583,912                  7.4              177,898
Douglas Bruggeman(6)..................          54,266                   *                17,500
Edward Kress(7).......................          53,735                   *                    --
Robert Davidoff(8)....................          97,983                  1.3                   --
Lee Fisher(9).........................           9,037                   *                  3,855
All directors and executive officers
  as a group (6 persons)(10)..........       3,098,992                 35.9              900,000

5% BENEFICIAL OWNERS:
FMR Corp.(11) ........................         636,400                  8.3                   --
  82 Devonshire Street
  Boston, MA 02109
Investment Counselors of                       583,500                  7.6                   --
Maryland, Inc.(12) ...................
  803 Cathedral Street
  Baltimore, MD 21201-5297
Dimensional Fund Advisors Inc.(13) ...         533,100                  7.0                   --
  1299 Ocean Avenue,
  11th Floor
  Santa Monica, CA 90401
The TCW Group, Inc.(14) ..............         513,100                  6.7                   --
  865 South Figueroa St.
  Los Angeles, CA 90017

                                                   BENEFICIAL OWNERSHIP
                                                   AFTER THE OFFERING(2)
                                        -------------------------------------------
                 NAME                          NUMBER                PERCENT
                 ----                          ------                -------
DIRECTORS, EXECUTIVE OFFICERS AND
  SELLING STOCKHOLDERS:(3)
Stuart Rose(4)........................       1,599,312                16.4%
Lawrence Tomchin(5)...................         406,014                  4.3
Douglas Bruggeman(6)..................          36,766                   *
Edward Kress(7).......................          53,735                   *
Robert Davidoff(8)....................          97,983                  1.1
Lee Fisher(9).........................           5,182                   *
All directors and executive officers
  as a group (6 persons)(10)..........       2,198,992                 21.7

5% BENEFICIAL OWNERS:
FMR Corp.(11) ........................         636,400                  7.0
  82 Devonshire Street
  Boston, MA 02109
Investment Counselors of                       583,500                  6.4
Maryland, Inc.(12) ...................
  803 Cathedral Street
  Baltimore, MD 21201-5297
Dimensional Fund Advisors Inc.(13) ...         533,100                  5.8
  1299 Ocean Avenue,
  11th Floor
  Santa Monica, CA 90401
The TCW Group, Inc.(14) ..............         513,100                  5.6
  865 South Figueroa St.
  Los Angeles, CA 90017

------------

   * Less than 1%.

 (1) Beneficial ownership numbers and percentages are calculated on the basis of the number of shares owned and outstanding on August 26, 1999 plus the number of shares issuable upon the exercise of options held by the person or group which are exercisable within 60 days after August 26, 1999.

 (2) Assumes no exercise of the underwriters' over-allotment option. If the underwriters' over-allotment option is exercised in full, the number of shares owned and the percentage of ownership after the offering for Mr. Rose would be 1,494,200 shares and 14.9%, for Mr. Tomchin would be 379,329 shares and 3.9%, for Mr. Bruggeman would be 34,141 shares and less than 1%, for Mr. Fisher would be 4,604 shares and less than 1% and for all directors and executive officers as a group would be 2,063,992 shares and 20.0%.

 (3) The address of Mr. Rose, Mr. Tomchin and Mr. Bruggeman is 2875 Needmore Road, Dayton, Ohio 45414. Mr. Fisher's address is Western Reserve Building, 1468 West 9th Street, Cleveland, Ohio 44113.

 (4) Includes 146,084 shares held by the Stuart Rose Family Foundation, an Ohio nonprofit corporation of which Mr. Rose is the sole member, chief executive officer and one of three
                                              (footnotes continued on next page)

(footnotes continued from previous page) members of the board of trustees, the other two being members of his immediate family. Also includes 621,818 shares issuable upon the exercise of options.

 (5) Includes 4,583 shares held by Mr. Tomchin's wife and 278,497 shares issuable upon the exercise of options.

 (6) Includes 36,766 shares issuable upon the exercise of options.

 (7) Includes 16,960 shares held by Mr. Kress as co-trustee of a trust for the benefit of adult children of Mr. Tomchin with respect to which Mr. Kress has shared voting and investment power, 2,123 shares held by Mr. Kress as trustee of two trusts for the benefit of his minor children and 14,651 shares issuable upon the exercise of options.

 (8) Includes 14,651 shares issuable upon the exercise of options.

 (9) Includes 9,037 shares issuable upon the exercise of options. Mr. Fisher will exercise options to purchase 3,855 shares at an exercise price of $10.38 per share for sale to the underwriters in this offering.

(10) Includes 975,420 shares issuable upon the exercise of options.

(11) Based on a Schedule 13G filing dated February 1, 1999. Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp. and a registered investment adviser, is the beneficial owner of 636,400 shares of REX common stock as a result of acting as investment adviser to various registered investment companies. One investment company, Fidelity Low-Priced Stock Fund, owns 571,400 shares. Edward C. Johnson 3d (Chairman of FMR Corp.), FMR Corp., through its control of Fidelity Management & Research Company, and the funds each has sole power to dispose of the 636,400 shares owned by the funds, while the sole power to vote or direct the voting of such shares resides solely with the funds' boards of trustees.

(12) Based on a Schedule 13G filing dated February 1, 1999. All shares of common stock are owned by various investment advisory clients of Investment Counselors of Maryland, Inc., which is deemed to be a beneficial owner of those shares due to its discretionary power to make investment decisions over such shares for its clients and its ability to vote such shares. Investment Counselors of Maryland, Inc. has sole power to vote and dispose of 583,500 shares.

(13) Based on a Schedule 13G filing dated February 11, 1999. Dimensional Fund Advisors Inc., a registered investment adviser, furnishes investment advice to four registered investment companies and serves as investment manager to certain other investment vehicles, including commingled group trusts. Dimensional Fund Advisors Inc. has sole power to vote and dispose of 533,100 shares owned by those portfolios. Dimensional Fund Advisors Inc. disclaims beneficial ownership of all such shares.

(14) Based on a Schedule 13G filing dated February 12, 1999. The TCW Group, Inc. and Robert Day (an individual who may be deemed to control The TCW Group, Inc.) have shared power to vote and dispose of 513,100 shares, which shares are held by Trust Company of the West, TCW Asset Management Company and Oakmont Corporation.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     Our authorized capital stock consists of 45,000,000 shares of common stock, $.01 par value per share. Each share of common stock is entitled to participate pro rata in distributions upon liquidation and to one vote on all matters submitted to a vote of shareholders. The holders of common stock may receive dividends as declared by the board of directors out of funds legally available for dividends, subject to limitations in our revolving credit agreement. Holders of common stock have no preemptive or similar rights, nor do they have cumulative voting rights. The outstanding shares of common stock are, and the shares offered by us hereby when issued will be, fully paid and nonassessable. The holders of a majority of the outstanding shares have the voting power to elect all directors and to approve mergers, sales of assets and similar material corporate transactions.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW

     We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents a publicly-held Delaware corporation from engaging in a 'business combination' with an 'interested stockholder' for three years after the date the person became an interested stockholder, unless:

      Prior to the date the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

      Upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by persons who are directors and also officers of the corporation and stock held by certain employee stock plans; or

      On or subsequent to the date of the transaction in which the person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

A 'business combination' includes:

      Any merger or consolidation involving the corporation and an interested stockholder;

      Any sale, lease, exchange, mortgage, pledge, transfer or other disposition involving an interested stockholder of 10% or more of the assets of the corporation;

      Subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder;

      Any transaction involving the corporation or any majority-owned subsidiary of the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation or of any such subsidiary beneficially owned by the interested stockholder; or

      The receipt by an interested stockholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation or any majority-owned subsidiary.

     An 'interested stockholder' is any person who beneficially owns 15% or more of the outstanding voting stock of the corporation or any person affiliated with or controlling or controlled by any such person.

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer & Trust Company, New York, New York is the transfer agent and registrar for our common stock.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and REX and the selling stockholders have agreed to sell to each underwriter, the number of shares of common stock set forth opposite the name of that underwriter.

                                                               NUMBER
                            NAME                              OF SHARES
                            ----                              ---------
Salomon Smith Barney Inc. ..................................
Credit Suisse First Boston Corporation......................
Gerard Klauer Mattison & Co., Inc. .........................
ING Barings LLC.............................................
Morgan Keegan & Company, Inc. ..............................

                                                              ---------
     Total..................................................  2,400,000
                                                              ---------
                                                              ---------

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

     The underwriters, for whom Salomon Smith Barney Inc., Credit Suisse First Boston Corporation, Gerard Klauer Mattison & Co., Inc., ING Barings LLC and Morgan Keegan & Company, Inc. are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers
at the public offering price less a concession not in excess of $     per share.
The underwriters may allow, and such dealers may reallow, a concession not in
excess of $     per share on sales to certain other brokers and dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

     REX and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 360,000 additional shares of common stock at the public offering price less the underwriting discount. Such additional shares will be purchased from REX and the selling stockholders on a pro rata basis. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     REX and the selling stockholders have agreed that, for a period of 90 days and 270 days, respectively, from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., on behalf of the underwriters, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, or otherwise dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock. These restrictions shall not apply, however, to:

      the common stock to be sold in this offering;

      the issuance by REX of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus;

      the issuance by REX of additional options to purchase shares of common stock pursuant to REX's existing stock option plans; and

      certain other limited transactions.

Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     The common stock is listed on the New York Stock Exchange under the symbol 'RSC.'

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by REX and the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                    PAID BY REX           PAID BY SELLING STOCKHOLDERS
                                            ---------------------------   -----------------------------
                                            NO EXERCISE   FULL EXERCISE   NO EXERCISE    FULL EXERCISE
                                            -----------   -------------   ------------   --------------
     Per share............................  $              $              $               $
     Total................................  $              $              $               $

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     REX and the selling stockholders estimate that their respective portions of the total expenses of this offering will be $218,750 and $131,250.

     REX and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for REX and the selling stockholders by Chernesky, Heyman & Kress P.L.L., Dayton, Ohio. Edward Kress, a partner of Chernesky, Heyman & Kress P.L.L., is secretary and a director of REX. Mr. Kress owns 20,001 shares of REX common stock for his own account, holds 19,083 shares as trustee for the benefit of others and holds options to purchase 35,032 shares. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

     The audited consolidated financial statements and schedule included or incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Investors may read and copy these reports, proxy statements and other information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these documents are available upon payment of a duplicating fee by writing to the SEC. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the site is http://www.sec.gov. Reports, proxy statements and other information concerning us can also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     For more information concerning us and the common stock offered hereby, we refer you to the registration statement on Form S-3 filed by us with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement.

     The SEC allows us to 'incorporate by reference' the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

     The following documents filed by us with the SEC are incorporated by reference in this prospectus:

      Our annual report on Form 10-K for the fiscal year ended January 31, 1999;

      Our quarterly reports on Form 10-Q for the quarters ended April 30 and July 31, 1999; and

      The description of common stock contained in our registration statement on Form 8-A filed under the Exchange Act.

     All documents subsequently filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information incorporated by reference in this prospectus other than exhibits to documents which are not specifically incorporated by reference in such documents. We will provide this information upon written or oral request and at no cost to the requester. Requests for this information must be made to Douglas Bruggeman, Vice President -- Finance and Treasurer, REX Stores Corporation, 2875 Needmore Road, Dayton, Ohio 45414, telephone (937) 276-3931.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS:

Report of Independent Public Accountants....................   F-2

Consolidated Balance Sheets as of January 31, 1998 and
  1999......................................................   F-3

Consolidated Statements of Income for the years ended
  January 31, 1997, 1998 and 1999...........................   F-4

Consolidated Statements of Shareholders' Equity for the
  years ended January 31, 1997, 1998 and 1999...............   F-5

Consolidated Statements of Cash Flows for the years ended
  January 31, 1997, 1998 and 1999...........................   F-6

Notes to Consolidated Financial Statements..................   F-7

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

Unaudited Consolidated Condensed Balance Sheets as of
  July 31, 1998 and 1999....................................  F-15

Unaudited Consolidated Statements of Income for the Six
  Months Ended July 31, 1998 and 1999.......................  F-16

Unaudited Consolidated Statements of Shareholders' Equity
  for the periods ended July 31, 1998, January 31, 1999 and
  July 31, 1999.............................................  F-17

Unaudited Consolidated Statements of Cash Flows for the Six
  Months Ended July 31, 1998 and 1999.......................  F-18

Notes to Unaudited Consolidated Financial Statements........  F-19

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of REX STORES CORPORATION:

     We have audited the accompanying consolidated balance sheets of REX Stores Corporation (a Delaware corporation) and subsidiaries as of January 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended
January 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of REX Stores Corporation and subsidiaries as of January 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 1999, in conformity with generally accepted accounting principles.

                                                 ARTHUR ANDERSEN LLP
Cincinnati, Ohio
  March 24, 1999

                    REX STORES CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                           JANUARY 31, 1998 AND 1999

                                                                1998       1999
                                                                ----       ----
                                                                (IN THOUSANDS)
                                ASSETS
Current assets:
     Cash and cash equivalents..............................  $ 16,937   $ 11,912
     Accounts receivable, net of allowance for doubtful
      accounts of
       $428 and $430 in 1998 and 1999, respectively (Note
      5)....................................................     2,775      2,297
     Merchandise inventory (Note 5).........................   126,498    132,002
     Prepaid expenses and other.............................     2,078      2,039
     Equity investment in limited partnerships (Note 2).....        --      1,838
     Future income tax benefits.............................     7,899      9,366
                                                              --------   --------
          Total current assets..............................   156,187    159,454
Property and equipment, net (Notes 1, 5 and 6)..............    93,165     98,891
Future income tax benefits..................................     9,541      8,109
Restricted investments (Note 1).............................     1,637      1,828
                                                              --------   --------
          Total assets......................................  $260,530   $268,282
                                                              --------   --------
                                                              --------   --------

                 LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Current portion of long-term mortgage debt (Note 6)....  $  2,959   $  3,114
     Current portion of deferred income and deferred gain on
      sale and leaseback (Notes 1 and 8)....................    11,402     11,453
     Accounts payable, trade................................    49,832     52,674
     Accrued income taxes...................................     1,671        147
     Accrued payroll........................................     5,810      5,889
     Other current liabilities..............................     7,263      8,817
                                                              --------   --------
          Total current liabilities.........................    78,937     82,094
Long-term liabilities:
     Long-term mortgage debt (Note 6).......................    52,661     55,478
     Deferred income (Note 1)...............................    17,886     16,723
     Deferred gain on sale and leaseback (Note 8)...........     5,264      3,777
                                                              --------   --------
          Total long-term liabilities.......................    75,811     75,978
Commitments and contingencies (Notes 8 and 10)
Shareholders' equity (Notes 4, 5, and 7):
     Common stock, 45,000 shares authorized, 9,688 and 9,767
      shares issued, at par.................................        97         98
     Paid-in capital........................................    57,896     58,596
     Retained earnings......................................    64,175     75,370
     Treasury stock, 1,955 and 2,587 shares.................   (16,386)   (23,854)
                                                              --------   --------
     Total shareholders' equity.............................   105,782    110,210
                                                              --------   --------
          Total liabilities and shareholders' equity........  $260,530   $268,282
                                                              --------   --------
                                                              --------   --------

        The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

                    REX STORES CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED JANUARY 31, 1997, 1998 AND 1999

                                                                1997       1998       1999
                                                                ----       ----       ----
                                                                  (IN THOUSANDS, EXCEPT
                                                                    PER SHARE AMOUNTS)
Net sales...................................................  $427,378   $411,005   $416,673
                                                              --------   --------   --------
Costs and expenses:
     Cost of merchandise sold...............................   317,767    297,757    302,894
     Selling, general and administrative expenses...........    91,905     94,055     93,578
                                                              --------   --------   --------
          Total costs and expenses..........................   409,672    391,812    396,472
                                                              --------   --------   --------
Income from operations......................................    17,706     19,193     20,201
Investment income...........................................        85        202        347
Interest expense............................................    (5,624)    (7,143)    (6,448)
Gain on sale of real estate.................................     --         --         2,410
Equity in losses of limited partnerships....................     --         --        (1,312)
                                                              --------   --------   --------
     Income before provision for income taxes...............    12,167     12,252     15,198
Provision for income taxes..................................     4,805      4,840      4,003
                                                              --------   --------   --------
Net income..................................................  $  7,362   $  7,412   $ 11,195
                                                              --------   --------   --------
                                                              --------   --------   --------
Weighted average number of common shares outstanding........     8,948      7,919      7,427
                                                              --------   --------   --------
Basic net income per share..................................  $   0.82   $   0.94   $   1.51
                                                              --------   --------   --------
                                                              --------   --------   --------
Weighted average number of common and common equivalent
  shares outstanding........................................     9,219      8,178      7,833
                                                              --------   --------   --------
Diluted net income per share................................  $   0.80   $   0.91   $   1.43
                                                              --------   --------   --------
                                                              --------   --------   --------

        The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                    REX STORES CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED JANUARY 31, 1997, 1998 AND 1999

                                                        COMMON STOCK
                                             ----------------------------------
                                                 ISSUED            TREASURY
                                             ---------------   ----------------   PAID-IN   RETAINED
                                             SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL   EARNINGS
                                             ------   ------   ------   ------    -------   --------
                                                                 (IN THOUSANDS)
Balance, January 31, 1996..................  9,521     $95       534    $ 3,882   $56,732   $49,401
Net income.................................     --      --        --         --        --     7,362
Treasury stock acquired....................     --      --       854      7,486        --        --
Common stock issued........................     81       1        --         --       497        --
                                             -----     ---     -----    -------   -------   -------
Balance, January 31, 1997..................  9,602      96     1,388     11,368    57,229    56,763
Net income.................................     --      --        --         --        --     7,412
Treasury stock acquired....................     --      --       567      5,018        --        --
Common stock issued........................     86       1        --         --       667        --
                                             -----     ---     -----    -------   -------   -------
Balance, January 31, 1998..................  9,688      97     1,955     16,386    57,896    64,175
Net income.................................     --      --        --         --        --    11,195
Treasury stock acquired....................     --      --       632      7,468        --        --
Common stock issued........................     79       1        --         --       700        --
                                             -----     ---     -----    -------   -------   -------
Balance, January 31, 1999..................  9,767     $98     2,587    $23,854   $58,596   $75,370
                                             -----     ---     -----    -------   -------   -------
                                             -----     ---     -----    -------   -------   -------

        The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                    REX STORES CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED JANUARY 31, 1997, 1998 AND 1999

                                                               1997      1998      1999
                                                               ----      ----      ----
                                                                    (IN THOUSANDS)
Cash flows from operating activities:
     Net income.............................................  $ 7,362   $ 7,412   $11,195
     Adjustments to reconcile net income to net cash
       provided by operating activities:
          Depreciation and amortization, net................    2,943     2,979     3,194
          Gain on sale of real estate.......................       --        --    (2,410)
          Equity in losses of limited partnerships..........       --        --     1,312
          Deferred income...................................    3,221       165      (993)
          Deferred income tax provision.....................   (2,054)   (1,015)     (137)
     Changes in assets and liabilities:
          Accounts receivable...............................      127    (1,298)      478
          Merchandise inventory.............................   11,533     8,535    (5,504)
          Other current assets..............................     (323)   (2,228)      131
          Accounts payable, trade...........................   (8,260)   18,567     2,842
          Other current liabilities.........................   (3,678)    2,400       109
                                                              -------   -------   -------
               Net cash provided by operating activities....   10,871    35,517    10,217
                                                              -------   -------   -------
Cash flows from investing activities:
     Capital expenditures...................................  (23,448)   (8,015)  (12,736)
     Proceeds from sale of real estate and capital
       disposals............................................      552       573     4,630
     Equity investment in limited partnerships..............       --        --    (3,150)
     Restricted investments.................................     (120)        8      (191)
                                                              -------   -------   -------
               Net cash used in investing activities........  (23,016)   (7,434)  (11,447)
                                                              -------   -------   -------
Cash flows from financing activities:
     Increase (decrease) in note payable....................    2,815   (12,142)       --
     Proceeds from long-term debt...........................   21,911     4,473     7,003
     Payments of long-term debt.............................   (2,318)   (3,086)   (4,031)
     Common stock issued....................................      497       668       701
     Treasury stock acquired................................   (7,486)   (5,018)   (7,468)
                                                              -------   -------   -------
               Net cash provided by (used in) financing
                 activities.................................   15,419   (15,105)   (3,795)
                                                              -------   -------   -------
Net increase (decrease) in cash and cash equivalents........    3,274    12,978    (5,025)
Cash and cash equivalents, beginning of year................      685     3,959    16,937
                                                              -------   -------   -------
Cash and cash equivalents, end of year......................  $ 3,959   $16,937   $11,912
                                                              -------   -------   -------
                                                              -------   -------   -------

        The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                    REX STORES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED JANUARY 31, 1998 AND 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Principles of Consolidation -- The accompanying financial statements consolidate the operating results and financial position of REX Stores Corporation and its wholly-owned subsidiaries (the Company). All significant intercompany balances and transactions have been eliminated. The Company operates 228 retail consumer electronics and appliance stores under the REX name in 35 states.

     b. Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     c. Cash Equivalents -- Cash equivalents are principally short-term investments with original maturities of less than three months. The carrying amount of cash equivalents is a reasonable estimate of fair value.

     d. Merchandise Inventory -- Substantially all inventory is valued at the lower of average cost or market, which approximates cost on a first-in, first-out (FIFO) basis, including certain costs associated with purchasing, warehousing and transporting merchandise. The inventory of an acquired subsidiary, Kelly & Cohen Appliances, Inc. (K&C), is valued at the lower of cost or market using the last-in, first-out (LIFO) method. Following the lower of cost or market principle, the K&C inventory value using the LIFO method ($30,203,000 and $32,405,000 at January 31, 1998 and 1999, respectively) is equivalent to the FIFO value for all years presented. Six suppliers accounted for approximately 55% of the Company's purchases in 1999.

     e. Property and Equipment -- Property and equipment is recorded at cost. Depreciation is computed using the straight-line method. Estimated useful lives are 15 to 40 years for buildings and improvements, and 3 to 12 years for fixtures and equipment. Leasehold improvements are depreciated over 10 to 12 years. The components of property and equipment at January 31, 1998 and 1999 are as follows:

                                                    1998       1999
                                                    ----       ----
                                                    (IN THOUSANDS)
Land............................................  $ 24,779   $ 26,716
Buildings and improvements......................    59,006     64,586
Fixtures and equipment..........................    14,615     15,477
Leasehold improvements..........................     9,747     10,217
                                                  --------   --------
                                                   108,147    116,996
Less: accumulated depreciation..................   (14,982)   (18,105)
                                                  --------   --------
                                                  $ 93,165   $ 98,891
                                                  --------   --------
                                                  --------   --------

     In accordance with SFAS No. 121 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of', the carrying value of long-lived assets is assessed for recoverability by management when changes in circumstances indicate that the carrying amount may not be recoverable, based on an analysis of undiscounted future expected cash flows from the use and ultimate disposition of the asset. There were no material impairment losses incurred in the fiscal years ended January 31, 1997, 1998 and 1999.

     f. Restricted Investments -- Restricted investments, which are principally marketable securities, are stated at cost plus accrued interest, which approximates market. The carrying amount of restricted investments approximates fair value. Restricted investments at January 31, 1998 and 1999 are restricted by two states to cover possible future claims under product service contracts.

                    REX STORES CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 FOR THE YEARS ENDED JANUARY 31, 1998 AND 1999

     g. Revenue Recognition -- The Company recognizes sales of products upon receipt by the customer. The Company will honor returns from customers within seven days from the date of sale. The Company establishes liabilities for estimated returns at the point of sale.

     The Company also sells product service contracts covering periods beyond the normal manufacturers' warranty periods, usually with terms of coverage (including manufacturers' warranty periods) of between 12 to 60 months. Contract revenues, net of sales commissions, are deferred and amortized on a straight-line basis over the life of the contracts after the expiration of applicable manufacturers' warranty periods. The Company retains the obligation to perform warranty services and such costs are charged to operations as incurred.

     h. Interest Cost -- Interest expense of $5,624,000, $7,143,000 and $6,448,000 for the years ended January 31, 1997, 1998 and 1999, respectively, is net of approximately $193,000, $33,000 and $238,000 of interest capitalized related to store construction. Total interest expense approximates interest paid for all years presented.

     i. Loan Acquisition Costs -- Direct expenses and fees associated with obtaining notes payable or long-term mortgage debt are capitalized and amortized to interest expense over the life of the loan.

     j. Advertising Costs -- Advertising costs are expensed as incurred. Advertising expense was approximately $33,473,000, $32,813,000 and $30,468,000 in 1997, 1998 and 1999, respectively.

     k. Store Opening and Closing Costs -- Store opening costs are expensed as incurred. The costs associated with closing stores are accrued when the decision is made to close a location. Store closing costs incurred in the fiscal years ended January 31, 1997, 1998 and 1999 were not material.

2. INVESTMENT IN LIMITED PARTNERSHIPS

     During fiscal 1999, the Company invested $3,150,000 in two limited partnerships which produce synthetic fuels. The Company accounts for its ownership interest in the limited partnerships, which approximates 30%, under the equity method. The Company recorded a pre-tax charge of $1,312,000 in fiscal 1999 to reflect its equity in the losses of the limited partnerships. The limited partnerships also earn Federal income tax credits under Section 29 of the Internal Revenue Code based upon the quantity and content of synthetic fuel production. The Company accounts for its share of the income tax credits (approximately $2,000,000 earned in fiscal 1999) as a reduction of the income tax provision in the period earned (see Note 9).

3. NET INCOME PER SHARE

     The Company reports net income per share in accordance with Statement of Financial Accounting Standards (SFAS) No. 128 'Earnings per Share.'

     Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted net income per share is computed by dividing net income available to common shareholders by the weighted average number of common and common equivalent shares outstanding during the year. Common share equivalents include the number of shares issuable upon the exercise of outstanding options, less the shares that could be purchased with the proceeds from the exercise of the options, based on the average trading price of the Company's common stock for 1997, 1998 and 1999.

                    REX STORES CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 FOR THE YEARS ENDED JANUARY 31, 1998 AND 1999

     The following table reconciles the basic and diluted net income per share computations for each year presented (in thousands, except per share data):

                                                                       1997
                                                       ------------------------------------
                                                       INCOME        SHARES       PER SHARE
                                                       ------        ------       ---------
Basic net income per share...........................  $ 7,362        8,948         $0.82
                                                                                    -----
                                                                                    -----
Effect of stock options..............................    --             271
                                                       -------       ------
Diluted net income per share.........................  $ 7,362        9,219         $0.80
                                                       -------       ------         -----
                                                       -------       ------         -----

                                                                       1998
                                                       ------------------------------------
                                                       INCOME        SHARES       PER SHARE
                                                       ------        ------       ---------
Basic net income per share.                              7,412        7,919            0.94
                                                                                    -----
                                                                                    -----
Effect of stock options..............................    --             259
                                                       -------       ------
Diluted net income per share.........................  $ 7,412        8,178         $0.91
                                                       -------       ------         -----
                                                       -------       ------         -----

                                                                       1999
                                                       ------------------------------------
                                                       INCOME        SHARES       PER SHARE
                                                       ------        ------       ---------
Basic net income per share.                             11,195        7,427            1.51
                                                                                    -----
                                                                                    -----
Effect of stock options..............................    --             406
                                                       -------       ------
Diluted net income per share.........................  $11,195        7,833         $1.43
                                                       -------       ------         -----
                                                       -------       ------         -----

     For the years ended January 31, 1997, 1998 and 1999, a total of 1,509,000, 1,413,000, and 1,164,000 shares, subject to outstanding options were not included in the common equivalent shares calculation as the exercise prices were above the average trading price of the Company's common stock for those periods.

     SFAS No. 128 replaced the calculation of primary and fully diluted net income per share under previous accounting standards with basic and diluted net income per share. As a result of adopting SFAS No. 128, the Company restated primary net income per share of $0.80 to basic net income per share of $0.82 for the year ended January 31, 1997. There was no impact of restating fully diluted net income per share to diluted net income per share for the year ended
January 31, 1997.

4. COMMON STOCK TRANSACTIONS

     During the years ended January 31, 1997, 1998 and 1999, the Company purchased 854,000, 567,000 and 632,000 shares of its common stock for $7,486,000 $5,018,000 and $7,468,000, respectively. The Company is authorized by its Board of Directors to purchase an additional 465,000 shares of its common stock and all shares purchased will be held in treasury for possible future use.

5. REVOLVING LINE OF CREDIT

     The Company has a revolving credit agreement with seven banks which expires on July 31, 2000. Under the terms of the agreement, available revolving credit borrowings are equal to the lesser of: (i) $100 million for the months of January through June and $150 million for the months of July through December or
(ii) the sum of specific percentages of eligible accounts receivable and eligible inventories, as defined. Borrowings available are reduced by any letter of credit commitments outstanding. The Company had no outstanding borrowings under the revolving credit agreement at January 31, 1998 and January 31, 1999. At January 31, 1999, a total of approximately $84.1 million was available for borrowings under the revolving credit agreement.

                    REX STORES CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 FOR THE YEARS ENDED JANUARY 31, 1998 AND 1999

     The interest rate charged on borrowings is prime or LIBOR plus 1.875% and commitment fees of 1/4% are payable on the unused portion. Borrowings are secured by certain fixed assets, accounts receivable and inventories.

     The revolving credit agreement contains restrictive covenants which require the Company to maintain specified levels of consolidated tangible net worth and limit capital expenditures and the incurrence of additional indebtedness. The revolving credit agreement also places restrictions on the amount of common stock repurchases and the payment of dividends.

6. LONG-TERM MORTGAGE DEBT

     Long-term mortgage debt consists of notes payable secured by certain land, buildings and leasehold improvements. Interest rates range from 6.9% to 10.0%. Principal and interest are payable monthly over terms which generally range from 10 to 15 years. Substantially all of the notes payable require balloon payments at the end of the scheduled term.

     Maturities of long-term debt are as follows (in thousands):


YEAR ENDING
JANUARY 31,                                                  AMOUNT
-----------                                                  ------
  2000.....................................................  $ 3,114
  2001.....................................................    4,060
  2002.....................................................    6,166
  2003.....................................................    5,067
  2004.....................................................    5,325
  Thereafter...............................................   34,860
                                                             -------
                                                             $58,592
                                                             -------
                                                             -------

     The fair value of the Company's long-term debt at January 31, 1998 and 1999 was approximately $56.6 million and $60.9 million, respectively. The fair value was estimated based on rates available to the Company for debt with similar terms and maturities.

7. EMPLOYEE BENEFITS

     Stock Option Plans -- The Company maintains the REX Stores Corporation 1995 Omnibus Stock Incentive Plan (the Omnibus Plan). Under the Omnibus Plan, the Company may grant to officers and key employees awards in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, other stock-based awards and cash incentive awards. The Omnibus Plan also provides for yearly grants of non-qualified stock options to directors who are not employees of the Company. The exercise price of each stock based award must be at least 100% of the fair market value of the Company's common stock on the date of grant. A maximum of 2,000,000 shares of common stock are authorized for issuance under the Omnibus Plan and at January 31, 1999, 21,405 shares remained available for issuance. At January 31, 1999, 91,559 stock options also remained outstanding under the 1984 Incentive Stock Option Plan which expired in fiscal 1995.

     On October 14, 1998, the Company's Board of Directors approved a grant of non-qualified stock options to two key executives for 650,000 shares at an exercise price of $9.94, which represented the market price on the date of grant. These options vest over a three-year period commencing on December 31, 2000, and all of these options remained outstanding at January 31, 1999. At January 31, 1999, non-qualified stock options awarded in 1989 also remained outstanding and exercisable for 512,079 shares at an exercise price of $3.38 per share, which represented the market price on the date of grant. All 512,079 of these non-qualified stock options were exercised subsequent to year-end on March 23, 1999.

                    REX STORES CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 FOR THE YEARS ENDED JANUARY 31, 1998 AND 1999

     On February 26, 1997, the Company's Board of Directors approved a re-pricing of 362,035 stock options, with exercise prices ranging from $13.00 to $18.98 per share, to the market price as of the date of approval of $8.13 per share. Stock options held by employees who are members of the Board of Directors and stock options held by Non-Employee Directors were not re-priced.

     The Company accounts for its stock-based compensation plans under APB Opinion No. 25, 'Accounting for Stock Issued to Employees', under which no compensation cost has been recognized. Had compensation cost for these plans been determined at fair value consistent with SFAS No. 123, 'Accounting for Stock-Based Compensation', the Company's net income and net income per share would have been reduced to the following pro forma amounts:

                                                      1997     1998     1999
                                                      ----     ----     ----
Net income (000's):
     As reported...................................  $7,362   $7,412   $11,195
     Pro forma.....................................   5,932    6,167     9,370
Basic net income per share:
     As reported...................................  $ 0.82   $ 0.94   $  1.51
     Pro forma.....................................    0.66     0.78      1.26
Diluted net income per share:
     As reported...................................  $ 0.80   $ 0.91   $  1.43
     Pro forma.....................................    0.72     0.79      1.25

     The fair values of options granted were estimated as of the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal 1997, 1998 and 1999, respectively: risk-free interest rate of 6.3%, 5.7% and 5.7%; expected volatility of 46.7%, 41.5% and 39.2%; and a weighted average stock option life of 5 years, 5 years and 9 years. In accordance with the provisions of SFAS No. 123, the fair value method of accounting was not applied to options granted prior to February 1, 1995 in estimating the pro forma amounts. Therefore, the pro forma effect on net income and net income per share may not be representative of that to be expected in future years.

     The following summarizes stock option activity for the years ended January 31, 1997, 1998 and 1999 (options granted and cancelled during fiscal 1998 include the effect of the February 26, 1997 re-pricing):

                                                    1997                 1998                 1999
                                             ------------------   ------------------   ------------------
                                                       WEIGHTED             WEIGHTED             WEIGHTED
                                                       AVERAGE              AVERAGE              AVERAGE
                                             SHARES    EXERCISE   SHARES    EXERCISE   SHARES    EXERCISE
                                             (000'S)    PRICE     (000'S)    PRICE     (000'S)    PRICE
                                             -------    -----     -------    -----     -------    -----
Outstanding at beginning of year...........   2,069     $11.60     2,119     $12.15     2,288     $11.06
Granted....................................     202      15.47       653       9.13       997      10.54
Exercised..................................     (81)      5.34       (86)      7.20       (79)      7.54
Canceled or expired........................     (71)     14.62      (398)     14.54       (11)     13.18
                                              -----     ------     -----     ------     -----     ------
Outstanding at end of year.................   2,119     $12.15     2,288     $11.06     3,195     $10.98
                                              -----     ------     -----     ------     -----     ------
                                              -----     ------     -----     ------     -----     ------
Exercisable at end of year.................   1,143     $10.37     1,368     $10.62     1,639     $11.10
                                              -----     ------     -----     ------     -----     ------
                                              -----     ------     -----     ------     -----     ------
Weighted average fair value of options
  granted..................................   $8.30                $4.68                $6.46
                                              -----                -----                -----
                                              -----                -----                -----

                    REX STORES CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 FOR THE YEARS ENDED JANUARY 31, 1998 AND 1999

     Price ranges and other information for stock options outstanding as of January 31, 1999 were as follows:

                                                OUTSTANDING                      EXERCISABLE
                                    ------------------------------------   ------------------------
                                                               WEIGHTED
                                                 WEIGHTED       AVERAGE                 WEIGHTED
             RANGE OF               SHARES       AVERAGE       REMAINING   SHARES       AVERAGE
         EXERCISE PRICES            (000'S)   EXERCISE PRICE     LIFE      (000'S)   EXERCISE PRICE
         ---------------            -------   --------------     ----      -------   --------------
      $3.38.......................     512        $ 3.38       0.8 yrs.       512        $ 3.38
 $8.13 to $11.50..................   1,519          9.98       8.0 yrs.       225          8.69
$12.50 to $18.13..................   1,159         15.60       5.5 yrs.       898         16.07
     $18.98.......................       5         18.98       0.2 yrs.         4         18.98
                                     -----        ------       --------     -----        ------
                                     3,195        $10.98       5.9 yrs.     1,639        $11.10
                                     -----        ------       --------     -----        ------
                                     -----        ------       --------     -----        ------

     Profit Sharing Plan -- The Company has a qualified, noncontributory profit sharing plan covering full-time employees who meet certain eligibility requirements. The Plan also allows 401(k) savings contributions by participants with certain Company matching contributions. Aggregate contributions to the Plan are determined annually by the Board of Directors and are not to exceed 15% of total compensation paid to all participants during such year. The Company contributed matching amounts of approximately $28,000, $31,000 and $36,000 for the years ended January 31, 1997, 1998 and 1999, respectively, under the Plan.

8. LEASES AND COMMITMENTS

     The Company is committed under operating leases for certain warehouse and retail store locations. The lease agreements are for varying terms through 2007 and contain renewal options for additional periods. Real estate taxes, insurance and maintenance costs are generally paid by the Company. Contingent rentals based on sales volume are not significant. Certain leases contain scheduled rent increases and rent expense is recognized on a straight-line basis over the term of the leases.

     On August 30, 1989, the Company completed a transaction for the sale and leaseback of certain stores and warehouse facilities under an initial 15-year lease term. This transaction resulted in a pre-tax financial statement gain of $15.6 million, which was deferred and is being amortized as a reduction to lease expense over the term of the leases. The unamortized deferred gain at January 31, 1999 was approximately $4.6 million.

     During the year ended January 31, 1999, the Company purchased three store locations that were leased pursuant to the sale/leaseback. For financial statement purposes, the purchase of these three stores resulted in approximately $660,000 of the deferred gain associated with the sale/leaseback being recorded as a reduction in the carrying value of properties purchased.

     The following is a summary of rent expense under operating leases (in thousands):


YEARS ENDED                                        MINIMUM       GAIN       SUBLEASE
JANUARY 31,                                        RENTALS   AMORTIZATION    INCOME    TOTAL
-----------                                        -------   ------------    ------    -----
  1997...........................................  $9,076       $(629)      $(1,503)   $6,944
  1998...........................................   9,453        (943)       (1,713)    6,797
  1999...........................................   9,729        (943)       (1,854)    6,932

                    REX STORES CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 FOR THE YEARS ENDED JANUARY 31, 1998 AND 1999

     Future minimum annual rentals and gain amortization on non-cancelable leases as of January 31, 1999 are as follows (in thousands):


YEARS ENDED                                                   MINIMUM       GAIN
JANUARY 31,                                                   RENTALS   AMORTIZATION
-----------                                                   -------   ------------
  2000......................................................  $8,663       $  824
  2001......................................................   8,113          824
  2002......................................................   7,102          824
  2003......................................................   5,924          824
  2004......................................................   5,384          824
  Thereafter................................................   3,981          481
                                                              -------      ------
                                                              $39,167      $4,601
                                                              -------      ------
                                                              -------      ------

9. INCOME TAXES

     The provision for income taxes for the years ended January 31, 1997, 1998 and 1999 consists of the following (in thousands):

                                                              YEARS ENDED JANUARY 31,
                                                              ------------------------
                                                               1997     1998     1999
                                                               ----     ----     ----
Federal:
     Current................................................  $5,803   $5,007   $3,304
     Deferred...............................................  (1,824)    (957)    (217)
                                                              ------   ------   ------
                                                               3,979    4,050    3,087
                                                              ------   ------   ------
State and Local:
     Current................................................   1,056      848      836
     Deferred...............................................    (230)     (58)      80
                                                              ------   ------   ------
                                                                 826      790      916
                                                              ------   ------   ------
                                                              $4,805   $4,840   $4,003
                                                              ------   ------   ------
                                                              ------   ------   ------

     The tax effects of significant temporary differences representing deferred tax assets and liabilities are as follows:

                                                                     JANUARY 31,
                                                              -------------------------
                                                                 1998          1999
                                                                 ----          ----
Assets:
     Deferral of service contract income....................    $ 9,991       $ 9,853
     Sale and leaseback deferred gain.......................      2,172         1,842
     Accrued liabilities....................................      2,257         2,757
     Other items............................................      3,291         4,053
                                                                -------       -------
                                                                 17,711        18,505
Liabilities:
     Depreciation...........................................       (271)       (1,030)
                                                                -------       -------
          Total net future income tax benefits..............    $17,440       $17,475
                                                                -------       -------
                                                                -------       -------

     The Company paid income taxes of $9,801,000, $7,604,000 and $5,633,000 in the years ended January 31, 1997, 1998 and 1999, respectively.

                    REX STORES CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 FOR THE YEARS ENDED JANUARY 31, 1998 AND 1999

     The effective income tax rate on consolidated pre-tax income differs from the Federal income tax statutory rate as follows:

                                                                                YEARS ENDED JANUARY 31,
                                                             ------------------------------------------------------------
                                                               1997                      1998                      1999
                                                               ----                      ----                      ----
Federal income tax at statutory rate................           35.0%                     35.0%                      35.0%
Tax credits from investment in limited partnerships
  (See Note 2)......................................       --                        --                            (13.2)
State and local taxes, net of federal tax benefit...            4.1                       4.2                        3.9
Other...............................................            0.4                       0.3                        0.6
                                                               ----                      ----                      -----
                                                               39.5%                     39.5%                      26.3%
                                                               ----                      ----                      -----
                                                               ----                      ----                      -----

10. CONTINGENCIES

     The Company is involved in various legal actions arising in the normal course of business. After taking into consideration legal counsels' evaluation of such actions, management is of the opinion that their outcome will not have a significant effect on the Company's consolidated financial statements.

                    REX STORES CORPORATION AND SUBSIDIARIES
                UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS
                             JULY 31, 1998 AND 1999

                                                                1998       1999
                                                                ----       ----
                                                                (IN THOUSANDS)
                           ASSETS
Current assets:
     Cash and cash equivalents..............................  $  6,014   $  9,734
     Accounts receivable, net...............................       518      1,414
     Merchandise inventory..................................   144,523    149,362
     Prepaid expenses and other.............................     2,833      2,177
     Equity investment in limited partnerships..............     3,150        781
     Future income tax benefits.............................     7,899      9,366
                                                              --------   --------
          Total current assets..............................   164,937    172,834

Property and equipment, net.................................    93,624    101,716
Future income tax benefits..................................     9,577      8,109
Restricted investments......................................     1,744      1,949
                                                              --------   --------
          Total assets......................................  $269,882   $284,608
                                                              --------   --------
                                                              --------   --------

            LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Notes payable..........................................  $ 13,618   $     --
     Current portion of long-term debt......................     3,011      3,203
     Current portion, deferred income and deferred gain on
      sale and leaseback....................................    11,379     11,349
     Accounts payable, trade................................    49,507     56,908
     Accrued income taxes...................................        --        663
     Accrued payroll........................................     4,388      6,515
     Other liabilities......................................    10,612     11,342
                                                              --------   --------
          Total current liabilities.........................    92,515     89,980
                                                              --------   --------
Long-term liabilities:
     Long-term debt.........................................    53,093     58,708
     Deferred income........................................    16,928     16,038
     Deferred gain on sale and leaseback....................     4,793      3,365
                                                              --------   --------
          Total long-term liabilities.......................    74,814     78,111
                                                              --------   --------
Shareholders' equity:
     Common stock...........................................        97         99
     Paid-in capital........................................    58,403     57,226
     Retained earnings......................................    66,773     81,555
     Treasury stock.........................................   (22,720)   (22,363)
                                                              --------   --------
     Total shareholders' equity.............................   102,553    116,517
                                                              --------   --------
          Total liabilities and shareholders' equity........  $269,882   $284,608
                                                              --------   --------
                                                              --------   --------

  The accompanying notes are an integral part of these unaudited consolidated statements.

                    REX STORES CORPORATION AND SUBSIDIARIES
                  UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
                FOR THE SIX MONTHS ENDED JULY 31, 1998 AND 1999

                                                                1998       1999
                                                                ----       ----
                                                                (IN THOUSANDS,
                                                               EXCEPT PER SHARE
                                                                   AMOUNTS)
Net sales...................................................  $180,410   $206,795
Costs and expenses:
     Cost of merchandise sold...............................   130,384    149,483
     Selling, general and administrative expenses...........    43,034     47,294
                                                              --------   --------
          Total costs and expenses..........................   173,418    196,777
                                                              --------   --------
Income from operations......................................     6,992     10,018
Investment income...........................................       223        190
Interest expense............................................    (2,918)    (2,756)
Income from limited partnerships............................        --        796
                                                              --------   --------
     Income before provision for income taxes...............     4,297      8,248
Provision for income taxes..................................     1,699      2,063
                                                              --------   --------
Net income..................................................  $  2,598   $  6,185
                                                              --------   --------
Weighted average number of common shares outstanding........     7,670      7,480
                                                              --------   --------
Basic net income per share..................................  $   0.34   $   0.83
                                                              --------   --------
                                                              --------   --------
Weighted average number of common and common equivalent
  shares outstanding........................................     8,034      8,122
                                                              --------   --------
Diluted net income per share................................  $   0.32   $   0.76
                                                              --------   --------
                                                              --------   --------

  The accompanying notes are an integral part of these unaudited consolidated statements.

                    REX STORES CORPORATION AND SUBSIDIARIES
           UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
    FOR THE PERIODS ENDED JULY 31, 1998, JANUARY 31, 1999 AND JULY 31, 1999

                                                       COMMON SHARES
                                             ----------------------------------
                                                 ISSUED            TREASURY
                                             ---------------   ----------------   PAID-IN   RETAINED
                                             SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL   EARNINGS
                                             ------   ------   ------   ------    -------   --------
                                                                 (IN THOUSANDS)
Balance at July 31, 1998...................  9,756     $97     2,484    $22,720   $58,403   $66,773
Common stock issued........................     11       1        --         --       193        --
Treasury stock acquired....................     --      --       103      1,134        --        --
Net income.................................     --      --        --         --        --     8,597
                                             -----     ---     -----    -------   -------   -------
Balance at January 31, 1999................  9,767      98     2,587     23,854    58,596    75,370
Common stock issued........................    167       1      (512)    (4,721)   (1,370)       --
Treasury stock acquired....................     --      --       209      3,230        --        --
Net income.................................     --      --        --         --        --     6,185
                                             -----     ---     -----    -------   -------   -------
Balance at July 31, 1999...................  9,934     $99     2,284    $22,363   $57,226   $81,555
                                             -----     ---     -----    -------   -------   -------
                                             -----     ---     -----    -------   -------   -------

  The accompanying notes are an integral part of these unaudited consolidated statements.

                    REX STORES CORPORATION AND SUBSIDIARIES
                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE SIX MONTHS ENDED JULY 31, 1998 AND 1999

                                                               SIX MONTHS ENDED
                                                                   JULY 31,
                                                              -------------------
                                                                1998       1999
                                                                ----       ----
                                                                (IN THOUSANDS)
Cash flows from operating activities:
     Net income.............................................  $  2,598   $  6,185
     Adjustments to reconcile net income to net cash used in
      operating activities:
          Depreciation and amortization, net................     1,573      1,693
          Equity in losses of limited partnerships..........        --      1,057
          Deferred income...................................      (981)      (696)
     Changes in assets and liabilities:
          Accounts receivable...............................     2,258        883
          Merchandise inventory.............................   (18,025)   (17,360)
          Other current assets..............................      (758)      (141)
     Accounts payable, trade................................      (325)     4,234
     Other liabilities......................................       256      3,574
                                                              --------   --------

               Net cash used in operating activities........   (13,404)      (571)
                                                              --------   --------

Cash flows from investing activities:
          Capital expenditures..............................    (4,175)    (5,869)
          Capital disposals.................................     1,675        943
          Equity investment in limited partnerships.........    (3,150)        --
          Restricted investments............................      (143)      (121)
                                                              --------   --------

               Net cash used in investing activities........    (5,793)    (5,047)
                                                              --------   --------

Cash flows from financing activities:
          Increase in notes payable.........................    13,618         --
          Payments of long-term debt........................    (2,224)    (2,003)
          Long-term debt borrowings.........................     2,707      5,322
          Common stock issued...............................       507      1,623
          Treasury stock issued.............................        --      1,728
          Treasury stock acquired...........................    (6,334)    (3,230)
                                                              --------   --------

               Net cash provided by financing activities....     8,274      3,440
                                                              --------   --------

Net decrease in cash and cash equivalents...................   (10,923)    (2,178)

Cash and cash equivalents, beginning of period..............    16,937     11,912
                                                              --------   --------

Cash and cash equivalents, end of period....................  $  6,014   $  9,734
                                                              --------   --------
                                                              --------   --------

  The accompanying notes are an integral part of these unaudited consolidated statements.

                    REX STORES CORPORATION AND SUBSIDIARIES
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 JULY 31, 1999

NOTE 1. CONSOLIDATED FINANCIAL STATEMENTS

     The consolidated financial statements included in this report have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and include, in the opinion of management, all adjustments necessary to state fairly the information set forth therein. Any such adjustments were of a normal recurring nature. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these unaudited consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended January 31, 1999.

NOTE 2. ACCOUNTING POLICIES

     The interim consolidated financial statements have been prepared in accordance with the accounting policies described in the notes to the consolidated financial statements included in the Company's 1999 Annual Report on Form 10-K. While management believes that the procedures followed in the preparation of interim financial information are reasonable, the accuracy of some estimated amounts is dependent upon facts that will exist or calculations that will be accomplished at fiscal year end. Examples of such estimates include changes in the LIFO reserve (based upon the Company's best estimate of inflation to date) and management bonuses and the provision for income taxes. Any adjustments pursuant to such estimates during the quarter were of a normal recurring nature.

     Certain reclassifications have been made to prior year amounts to conform with their fiscal 2000 presentation.

NOTE 3. STOCK OPTION PLANS

     The following summarizes options granted, exercised and canceled or expired during the six months ended July 31, 1999:

                                                              SHARES UNDER STOCK
                                                                 OPTION PLANS
                                                                 ------------
Outstanding at January 31, 1999 ($3.38 to $18.98 per
  share)....................................................      3,194,951
Granted ($11.50 to $22.69 per share)........................        212,221
Exercised ($3.38 to $10.38 per share).......................       (680,080)
Canceled or expired ($8.13 to $17.25 per share).............        (17,670)
                                                                  ---------
Outstanding at July 31, 1999 ($8.13 to $22.69 per share)....      2,709,422
                                                                  ---------
                                                                  ---------

                                    INSIDE BACK COVER

     Map showing store and warehouse locations.



Alabama: (12)       Idaho: (5)             Massachusetts: (2)   North Carolina: (5)          South Carolina: (10)
-------------       -------------          -----------------    -------------------          --------------------
Athens              Coeur d'Alene          Hadley               Asheville                    Aiken
Auburn              Idaho Falls            Lanesborough         Goldsboro                    Anderson
Daphne              Lewiston                                    Hendersonville               Charleston
Decatur             Pocatello              Michigan: (3)        Rocky Mount                  Florence
Florence            Twin Falls             -------------        Salisbury                    Greenwood
Gadsden                                    Adrian                                            Murrell's Inlet
Huntsville          Illinois: (10)         Bay City             North Dakota: (3)            North Myrtle Beach
Mobile (2)          -------------          Benton Harbor        -----------------            Orangeburg
Montgomery          Alton                                       Bismarck                     Rock Hill
Oxford              Bradley                Minnesota: (1)       Grand Forks                  Sumter
Tuscaloosa          Carbondale             -------------        Minot
                    Danville               Willmar                                           South Dakota: (3)
Arkansas: (1)       Decatur                                     Ohio: (17)                   -----------------
-------------       Galesburg              Mississippi: (11)    -------------                Aberdeen
Springdale          Pekin                  -------------        Ashtabula                    Rapid City
                    Peru                   Columbus             Beavercreek                  Watertown
Colorado: (3)       Quincy                 Gautier              Dayton (2)
-------------       Sterling               Greenville           Defiance                     Tennessee: (6)
Grand Junction                             Gulfport             Kettering                    --------------
Greeley             Indiana: (3)           Hattiesburg          Lima                         Bristol
Pueblo              -------------          Jackson (2)          Marion                       Chattanooga
                    Anderson               Meridian             Miamisburg                   Cleveland
Florida: (26)       Muncie                 Ridgeland            Middletown                   Johnson City
-------------       Richmond               Tupelo               New Philadelphia             Kingsport
Charlotte Harbor                           Vicksburg            Piqua                        Morristown
Crystal River       Iowa: (12)                                  Sandusky
Ft. Pierce          -------------          Missouri: (3)        St. Clairsville              Texas: (10)
Gainesville         Burlington             -------------        Springfield                  -----------
Hudson              Council Bluffs         Jefferson City       Wheelersburg                 Brownsville
Lake City           Des Moines (2)         Joplin               Wooster                      Denton
Largo               Dubuque                St. Joseph                                        Harlingen
Leesburg            Ft. Dodge                                   Oklahoma: (2)                Lake Jackson
Mary Esther         Marshalltown           Montana: (3)         -------------                Longview
Melbourne           Mason City             -------------        Enid                         Midland
Merritt Island      Ottumwa                Butte                Lawton                       Odessa
Naples (2)          Sioux City             Great Falls                                       San Angelo
Ocala               Waterloo               Missoula             Pennsylvania: (18)           Sherman
Palm Harbor         West Des Moines                             ------------------           Victoria
Panama City                                Nebraska: (3)        Altoona
Pensacola (2)       Kansas: (2)            -------------        Bloomsburg                   Virginia: (1)
St. Augustine       -------------          Grand Island         Chambersburg                 -------------
St. Petersburg      Hutchinson             Norfolk              Cranberry                    Danville
Spring Hill         Lawrence               North Platte         Erie (2)
Stuart                                                          Frackville                   Washington: (2)
Tallahassee (2)     Kentucky: (3)          New York: (20)       Greensburg                   ---------------
Titusville          -------------          -------------        Hanover                      Union Gap
Vero Beach          Ashland                Auburn               Hazleton                     Wenatchee
                    Hopkinsville           Clifton Park         Hermitage
Georgia: (7)        Paducah                Cortland             Indiana                      West Virginia: (5)
-------------                              Fredonia             Johnstown                    ------------------
Albany              Louisiana: (6)         Geneva               Lower Burrell                Beckley
Brunswick           -------------          Horseheads           Meadville                    Bluefield
LaGrange            Alexandria             Ithaca               New Castle                   Bridgeport
Macon               Baton Rouge            Kingston             Scranton                     Morgantown
Rome                Houma                  Lakewood             Wilkes-Barre                 Vienna
Valdosta            Lake Charles           Latham
Warner Robins       New Iberia             Lockport                                          Wisconsin: (4)
                    Opelousas              New Hartford                                      --------------
                                           Niagara Falls                                     Fond du Lac
                    Maryland: (2)          Olean                                             Janesville
                    -------------          Plattsburg                                        Manitowac
                    Cumberland             Queensbury                                        Oshkosh
                    Hagerstown             Rome
                                           Schenectady                                       Wyoming: (2)
                                           Utica                                             ------------
                                           Watertown                                         Casper
                                                                                             Cheyenne






Warehouse/Store Location

Store Locations

________________________________________________________________________________

                                2,400,000 SHARES
                             REX STORES CORPORATION
                                  COMMON STOCK

                                     [LOGO]
                                ----------------

                                   PROSPECTUS
                                           , 1999

                                ----------------

                              SALOMON SMITH BARNEY
                           CREDIT SUISSE FIRST BOSTON
                       GERARD KLAUER MATTISON & CO., INC.
                                  ING BARINGS
                         MORGAN KEEGAN & COMPANY, INC.

________________________________________________________________________________

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

SEC registration fee........................................  $ 30,308
NASD filing fees............................................  $ 11,402
NYSE listing fee............................................  $  6,038
Printing fees...............................................  $125,000
Legal fees and expenses.....................................  $100,000
Accounting fees and expenses................................  $ 50,000
Transfer agent and registrar fees...........................  $  3,500
Miscellaneous expenses......................................  $ 23,752
                                                              --------
     Total..................................................  $350,000*
                                                              --------
                                                              --------

------------

* The selling stockholders named herein will pay the expenses of the offering attributable to the common stock being sold by them and the fees of their counsel and other representatives, in addition to the underwriting discounts and commissions on the common stock to be sold by them.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article VII of the registrant's By-laws provides that it shall indemnify its officers and directors to the extent permitted by the General Corporation Law of Delaware.

     Section 145 of the Delaware General Corporation Law, as amended, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

     Under Section 145, a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other legal entity, against any liability asserted against or incurred by such person in any such capacity whether or not the corporation would have the power to provide indemnity under Section 145. The registrant maintains directors and officers liability insurance coverage.

     Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the Delaware General Corporation Law (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or
(iv) for any transaction from which the director derived an improper personal benefit. The registrant's Certificate of Incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law, directors of the registrant shall not be liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

ITEM 16. EXHIBITS.

     See Exhibit Index on Page II-4.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dayton, State of Ohio, on August 26, 1999.

                                          REX STORES CORPORATION

                                          By           /s/ STUART ROSE
                                              ..................................

                                                       (STUART ROSE,
                                                   CHAIRMAN OF THE BOARD)

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                 CAPACITY                       DATE
                ---------                                 --------                       ----
             /s/ STUART ROSE                Chairman of the Board and Chief
 .........................................    Executive Officer (principal
              (STUART ROSE)                   executive officer)

          /s/ DOUGLAS BRUGGEMAN             Vice President -- Finance and
 .........................................    Treasurer (principal financial and
           (DOUGLAS BRUGGEMAN)                accounting officer)

            LAWRENCE TOMCHIN*               President, Chief Operating Officer     August 26, 1999
 .........................................    and Director
            (LAWRENCE TOMCHIN)

             /s/ EDWARD KRESS               Secretary and Director
 .........................................
              (EDWARD KRESS)

             ROBERT DAVIDOFF*               Director
 .........................................
            (ROBERT DAVIDOFF)

               LEE FISHER*                  Director
 .........................................
               (LEE FISHER)

       *By         /s/ STUART ROSE
 .........................................
     (STUART ROSE, ATTORNEY-IN-FACT)

                                 EXHIBIT INDEX

                                                                                 PAGE
                                                                                 ----
   (1)    Underwriting agreement:
            1(a)   Form of Underwriting Agreement*.............................
   (3)    Articles of incorporation and by-laws:
            3(a)(1) Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3(a) to Form 10-K for fiscal year ended
                   January 31, 1994, File No. 0-13283).........................
            3(b)(1) By-Laws, as amended (incorporated by reference to
                   Registration Statement No. 2-95738, Exhibit 3(b), filed
                   February 8, 1985)...........................................
            3(b)(2) Amendment to By-Laws adopted June 29, 1987 (incorporated by reference to Exhibit 4.5 to Form 10-Q for quarter ended July
                   31, 1987, File No. 0-13283).................................
   (4)    Instruments defining the rights of security holders, including indentures:
            4(a)   Amended and Restated Loan Agreement dated July 31, 1995
                   among Rex Radio and Television, Inc., Kelly & Cohen
                   Appliances, Inc., Stereo Town, Inc. and Rex Kansas, Inc.
                   (the 'Borrowers'), the lenders named therein, and NatWest
                   Bank N.A. as agent (incorporated by reference to Exhibit
                   4(a) to Form 10-Q for quarter ended July 31, 1995, File No.
                   0-13283)....................................................
            4(b)   Guaranty of registrant dated July 31, 1995 (incorporated by reference to Exhibit 4(c) to Form 10-Q for quarter ended
                   July 31, 1995, File No. 0-13283)............................
            4(c)   Amendment Agreement dated April 1, 1997 to Amended and
                   Restated Loan Agreement dated July 31, 1995 and to Guaranty of registrant dated July 31, 1995 among the Borrowers, the registrant, the lenders named therein and Fleet Bank, N.A.
                   (as successor to NatWest Bank N.A.) as agent (incorporated by reference to Exhibit 4(h) to Form 10-Q for quarter ended
                   April 30, 1997, File No. 0-13283)...........................
   (5)    Opinion re legality:
            5(a)   Opinion of Chernesky, Heyman & Kress P.L.L.*................
  (23)    Consents of experts and counsel:
           23(a)   Consent of Arthur Andersen LLP*.............................
           23(b)   Consent of Chernesky, Heyman & Kress P.L.L. (included in
                   Exhibit 5(a))
  (24)    Power of attorney:
                   Powers of attorney of each person whose name is signed to
                   this registration statement pursuant to a power of
                   attorney*...................................................

------------

*  Filed herewith